

imagination >>> solutions

2008 ANNUAL REPORT

CAMERON


concepts



Statistical/Operating Highlights ($ millions)

	2008	2007	2006
Revenues	**$1,473.2**	$1,273.7	$1,177.9
EBITDA	**333.6**	298.1	198.2
EBITDA (as a percent of revenues)	**22.6%**	23.4%	16.8%
Capital expenditures	**63.0**	59.7	33.3
Orders	**1,573.5**	1,315.5	1,296.0
Backlog (as of year-end)	**749.2**	685.2	620.8




>>> responsiveness

Cameron's constituents require much of us. Employees deserve a safe workplace, exemplified in our credo "No one gets hurt. Nothing gets harmed." Customers expect the quality and reliability that have made us a market leader. Shareholders own us because we are committed to managing the business, and being stewards of assets, with a long-term perspective that will carry us through difficult times. And the communities and regions where we operate know our commitment to environmental and social sustainability is unwavering. We are not always perfect—but the pursuit of that goal is in the forefront of everything we do.

financial highlights

($ thousands except per share, number of shares and employees)

Years ended December 31:	**2008**	2007	2006
Revenues	**$ 5,848,877**	$ 4,666,368	$ 3,742,907
Earnings before interest, taxes, depreciation and amortization (EBITDA)	**1,026,454**	810,817	583,689
EBITDA (as a percent of revenues)	**17.5%**	17.4%	15.6%
Net income	**593,726**	500,860	317,816
Earnings per share:			
Basic	**2.73**	2.28	1.40
Diluted	**2.60**	2.16	1.36
Shares used in calculation of earnings per share:			
Basic	**217,524,000**	219,355,000	226,566,000
Diluted	**228,647,000**	231,387,000	233,984,000
Capital expenditures	**272,248**	245,589	184,830
Return on average common equity	**26.7%**	27.2%	19.3%

As of December 31:			
Total assets	**$ 5,902,371**	$ 4,730,819	$ 4,350,750
Net debt-to-capitalization[1]	**N/A**	0.7%	N/A
Stockholders' equity	**2,319,556**	2,094,964	1,741,439
Shares outstanding[2]	**216,892,753**	218,008,799	112,289,627[3]
Number of employees	**17,100**	15,400	13,200

[1]Net of cash and cash equivalents.
[2]Net of treasury shares.
[3]Reflects share count prior to stock split effective December 28, 2007.

CAM
LISTED
NYSE



to the stockholders

The volatility inherent in our business was never more apparent than in the last six months of 2008. Oil plummeted from nearly $150 per barrel to below $40 by year-end; natural gas prices dropped precipitously as availability outstripped current demand; and the meltdown in the financial markets introduced an even greater level of uncertainty into our business. Cameron's stock price moved lower, essentially in line with the rest of the companies in our space.



In this context, it's difficult to set aside the negativity that has permeated our markets, but it is important to note the results that our people delivered during 2008, particularly in the face of a challenging fourth quarter. It was another record-setting year for Cameron, and I am proud of the performance of our employees. A few comments on that front before I address the uncertainties and challenges of 2009:

- Our earnings per share increased to a record $2.60, up 20 percent from 2007's record highs.
- Total revenues also reached a new record at $5.8 billion, up 25 percent.
- Orders in each of our three primary business lines posted new highs, with total orders reaching $7.5 billion.
- Backlog reached the highest year-end level in our history at more than $5.6 billion.
- Our cash and equivalents at year-end exceeded $1.6 billion, leaving us with no net debt.

These results confirm Cameron's overall ability to perform in robust markets. We now have the opportunity to prove ourselves in a down cycle. The orders we've booked, and the attendant backlog levels we've reached, give us a measure of visibility in several of our businesses and provide some stability in our earnings and cash flow. The subsea, drilling and engineered valves product lines have solid positions in this regard. Our centrifugal compressor business posted the highest backlog in its history as of the end of the third quarter; their inquiries and orders have fallen dramatically in the fourth quarter with the global economic slowdown, but because of this backlog, their sales are expected to hold up for the next few quarters.

Each of our eleven business units will be affected by this downturn, and each will respond appropriately to developments in their respective markets in 2009.

UNCERTAINTY REIGNS IN OIL MARKETS; PRICE SPIKES, ECONOMIC MELTDOWN CAUSE UNPRECEDENTED VOLATILITY

As we entered 2008, we thought that high prices might have a dampening effect on global economies and result in some level of demand destruction. We did not foresee the problems that surfaced in the credit markets and the ripple effects that developed worldwide. There is reason to believe that oil prices at $40 a barrel are no more sustainable in the long term than oil prices at $140, but this is a commodity-driven business. Setting aside the impacts of speculation, war premiums and the like, the fact remains that oil consumption—and therefore demand—fell well short of supply by year-end, and simple economics have prevailed in pushing prices lower. With our customers' cash flow declining, and with some of them finding it difficult to obtain financing for projects, they will spend less on finding and developing new reserves. As a result, supplies will decline; global demand will grow again (although probably not during 2009); and the pricing pendulum will swing the other way. Can OPEC have an immediate impact on pricing? Their attempts at the close of 2008 to cut production and stabilize prices had minimal effect.

Oil prices averaged approximately $100 per barrel in 2008, and forecasters are expecting prices in the $40 to $60 per barrel range during 2009. This reflects the reality that global consumption was relatively flat in 2008, and is expected to decline during 2009. It also incorporates an expectation that worldwide oil supplies will increase over the next couple of years; I question whether that will occur, given the current slowdown in exploration activity due to price uncertainties and credit access, as well as the history of unexpected delays in development of reserves. We shall see.

NATURAL GAS; HOW LOW WILL RIG COUNT GO?

Natural gas prices did not experience the same extreme freefall that oil did during 2008, but the impacts of credit issues, supply/demand and weather kept the uncertainty levels high. Total U.S. production increased again in 2008, and demand also increased modestly, but weakened economic conditions and declining demand late in the year pushed prices lower. Natural gas prices averaged around $9.00 per Mcf for the year, but had fallen to the $5-6.00 range by year-end. Continued softness in demand and relatively high storage inventories are expected to keep gas prices at similar levels during 2009. As always, declines in deliverability due to slower drilling activity will affect the supply/demand balance, as will weather.

U.S. rig count had fallen from a high of more than 2,000 rigs in September to around 1,600 by year-end, and it appears we will see a cumulative decline of as much as 1,000 rigs from the recent peak by sometime in 2009. The recovery in activity will depend on the economic environment, weather, prices and customer spending; forecasting any one of those is difficult, but considering the collective effect of them all is next to impossible. It will be a difficult market in 2009, but we will take the necessary steps to deal with it.

FINANCIAL STABILITY IN DIFFICULT TIMES

Cameron's financial position is among the best in our industry. As of year-end 2008, we had more than $1.6 billion in cash on our balance sheet, or approximately $203 million more than our total debt. We took a couple of steps to improve our financial flexibility earlier in the year; both proved to be very timely actions, given the events of the fourth quarter.

In April, we increased the capacity of our bank revolver from $350 million to $585 million, and had less than $15 million borrowed under this agreement as of year-end; and in June, we issued $750 million of 10- and 30-year senior notes at attractive price levels.

We continue to consider three basic options for use of our cash flow: capital expenditures that generate meaningful returns, accretive acquisitions and share repurchases.

We spent $272 million in capital during the year, including some $35 million invested in our new surface equipment facility in Romania, which will be fully operational in the third quarter of 2009. Even in a market where customers are exercising caution in their spending, this will have been a solid use of cash for us. It will reduce the volume of outsourced product, improving our cost structure and profit margins in our surface business, and contributing to our goal of being the low-cost provider of surface equipment—an enviable position in a market where price has become increasingly important to customers.

Acquisition opportunities lessened with the onset of the credit crisis late in the year, but we completed a total of seven transactions totaling approximately $192 million, our second most active year. These acquisitions provided product line enhancements, consolidation opportunities and market extensions, and each is expected to be immediately accretive to earnings. Valuation issues have widened the spread between buyers and sellers in recent months, but we expect to see increasing opportunities in the M&A arena during 2009.

We continue to manage our share repurchase program on an opportunistic basis. We spent approximately $279 million to buy about 7.0 million shares during the year; more than $64 million of that was spent during the fourth quarter, when equity market values fell to lows we had not seen in years. Our remaining authorization for share repurchase was more than seven million shares as of year-end, and I expect we will continue to buy Cameron shares when we can do so at attractive prices.

IN CLOSING...

We are fortunate to have a talented and active board of directors at Cameron. I note with regret, however, that one of our senior statesmen, Nathan Avery, is retiring as of the upcoming annual meeting. Nathan has served on our board since we became a public company in 1995. His knowledge of our markets, good judgement, wonderful sense of humor and unwavering passion for Cameron will be missed. We truly wish him and his wife, Sally, all the best in the future.

For the last two years, we have noted that executing on the record orders and backlog in our businesses would be our biggest challenge. We performed solidly on that front in 2007 and 2008, and are now focused on delivering on the backlog that was in place at year-end, and on dealing with an extremely uncertain environment in the oil and gas markets in 2009. We will respond by adjusting our organizations to align them with activity levels, and by maintaining our commitment to delivering exceptional products and service. We plan to emerge from this down cycle as an even stronger company, and with Cameron's market leadership position intact.

Several experiences in my initial year as chief executive officer have enhanced my impressions of the many constituents that we serve, including customers, shareholders, suppliers and partners. Importantly, I am pleased to note that this year has reconfirmed my feelings regarding Cameron's employees and the care and diligence they bring to their jobs. I am grateful for their efforts, support and solid performance in what became a far more challenging year than any of us had envisioned. More challenges are certainly in sight; I look forward to addressing—and overcoming—them with this fine organization.

Sincerely,



Jack B. Moore
President and Chief Executive Officer



Statistical/Operating Highlights ($ millions)

	2008	2007	2006
Revenues	**$3,736.7**	$2,887.1	$2,113.1
EBITDA	**710.4**	554.6	417.4
EBITDA (as a percent of revenues)	**19.0%**	19.2%	19.8%
Capital expenditures	**163.6**	147.3	115.1
Orders	**5,255.4**	3,417.9	3,256.9
Backlog (as of year-end)	**4,416.8**	3,203.0	2,661.3

Cameron's Drilling & Production Systems group is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Its systems and products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron also has a comprehensive aftermarket services program, CAMSERV™, which is designed to provide flexible, cost-effective solutions for customers' aftermarket needs through more than 60 strategically located facilities around the world.



Products – Surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

DRILLING SYSTEMS

Cameron is a recognized industry leader in the supply of integrated pressure control drilling systems for land, offshore, platform and subsea applications. Drilling equipment designed and manufactured by Cameron includes ram and annular BOPs, drilling riser, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems and diverter systems.

Despite the late 2008 collapse in oil and gas prices and in the credit markets, Drilling Systems recorded the second-highest bookings year (behind 2006) in its history. Numerous orders were placed for drilling equipment to go on new semi-submersibles and drillships, and Cameron maintained its traditional market share by booking several deepwater drilling packages—typically for 18¾" 15,000-psi subsea stacks, MUX control systems and drilling riser—including one to be used on a new, leading-edge ice-class drillship, designed to operate in Arctic waters. Demand for land drilling rigs was supported by a combination of North American shale activity and gas plays in overseas locations, and Cameron kept its leading share position across the board in the land market as well.

Cameron's global network of aftermarket and repair facilities provides world-class support to the Company's customers

The influx of orders has required continuing investment in facilities to keep pace with delivery of drilling packages, including significant investments made at the Beziers, France BOP and riser manufacturing facility, the Houston controls facility and the Berwick, Louisiana BOP stack-up yard. Cameron recorded more than $1 billion in drilling revenues in 2008 for the first time in its history. In addition, the Beziers facility celebrated its 50th anniversary this year; more than 5,000 BOPs and 1,000 joints of drilling riser have been produced there.

Technology remains a key factor in maintaining Cameron's role as an industry leader. The EVO™ BOP, a compact, lighter version of Cameron's traditional subsea BOP, was brought to market in 2007 along with an accompanying locking system and connector, and was well-received by customers. This year, the Company introduced the Sea Pressure Accumulator™ (SPA), a complement to the EVO BOP, which uses seawater pressure (instead of traditional nitrogen-charged accumulator bottles) to power the BOP rams. The system eliminates nitrogen and reduces the number of accumulators, providing a safer, more compact and lightweight solution, in line with the rest of the EVO family of products. Also, in late 2008, Cameron entered into a joint agreement with Alcoa Oil and Gas, under which the companies will develop drilling riser systems with high aluminum content. Such lightweight riser systems are expected to extend the capabilities of existing drilling vessels in both niche and mainstream applications. Combined, the EVO BOP, SPA accumulator and aluminum riser systems will give Cameron the ability to provide the lightest drilling equipment packages in the industry.

Cameron's global network of aftermarket and repair facilities provides world-class aftermarket support to the Company's customers. With the largest installed base of BOPs and drilling control systems in the industry, the drilling aftermarket group saw one of its busiest years in history as customers made every effort to keep rigs serviceable and running, given the record dayrates in the market. This was the first full year of operations for the Houston aftermarket center, which provides repairs and parts for U.S.-based drilling contractors, and the Company also expanded its riser repair capabilities to keep pace with the level of activity in the market.

Two acquisitions made in 2008 brought new opportunities to the Drilling Systems business. The November purchase of KB Industries, an Odessa, Texas-based manufacturer of surface BOPs and control systems marketed under the Townsend™ and Melco™ brand names, expanded the range of Cameron's offerings and provides additional product for the Company's global market channels. In September, Cameron acquired Guiberson® Well Service Systems, a market leader in well servicing equipment and replacement parts, expanding the product offerings and services to Drilling Systems customers.

SURFACE SYSTEMS

Surface Systems supplies a wide variety of product offerings for surface production applications across a worldwide customer base. Cameron remains the largest provider of surface production equipment in the industry, and continues to build on the strengths of its global base of installed equipment and its aftermarket presence in virtually every major hydrocarbon-producing region around the world. Surface Systems' global exposure provides a solid base of new equipment and aftermarket opportunities.

While rig count has declined in North American markets in the face of lower oil and gas prices, Cameron continues to grow its presence and add value for customers in targeted markets. In the Rocky Mountain region, Cameron supports long-term drilling programs with major operators in unconventional gas areas such as the Piceance Basin, the Green River Basin and the San Juan Basin. The operators use Cameron technology to reduce rig time and improve safety during simultaneous operations on multiple well pads. Also, Cameron's multiple aftermarket facilities in the area provide a reliable supply chain and dependable field service performance during harsh weather periods. Further, in response to growth in development of unconventional oil and gas sources in North America, Cameron has added aftermarket facilities to service markets in the Fayetteville Shale from Searcy, Arkansas; the Williston Basin from Minot, North Dakota; and the Marcellus Shale from Dubois, Pennsylvania. Cameron also expanded its Barnett Shale presence and will complete an expansion into Haynesville Shale markets in early 2009, thus increasing Cameron's share of the North American unconventional gas market.

In Latin America, Cameron is the primary direct supplier of surface equipment to Mexico's national oil company, Pemex, and to Schlumberger and Halliburton in their roles as consultants to Pemex. Investments to improve efficiency at Cameron's Vera Cruz manufacturing facility have positioned the Company to benefit from continued growth in drilling and production investment in Mexico. Meanwhile, Cameron has entered into a three-year contract agreement to provide wellhead equipment for Petrobras' significant onshore activities, and new contracts were signed for Repsol Bolivia's exploration programs and gas development activity for PlusPetrol in the Peruvian Amazon Basin.

The Asia-Pacific/Middle East region includes a number of Cameron's largest surface equipment customers and, as a result, much of the Company's surface manufacturing and service capability is located there. Cameron is the primary supplier of high-pressure, critical service Christmas trees for natural gas production to support liquefied natural gas (LNG) projects under contracts with RasGas (ExxonMobil), QatarGas and Qatar Shell. During 2008, Cameron's Singapore plant completed shipments designated for major LNG projects in Qatar, with several customers noting the quality and on-time delivery performance of the Singapore facility. In other parts of the region, long-term contracts were awarded or renewed with such customers such as Total, GUPCO (BP Egypt), Shell and Cairn Energy India. The Cairn contract is one of the largest such supply agreements in India, valued at more than $20 million, and includes the addition of a new aftermarket and service base in the country, to be staffed with local employees. Similarly, a new aftermarket facility in Chengdu, China, opened in 2008, will recruit and train local personnel to support customers in the region. Other local investments completed or underway include a now fully operational $10 million facility in Batam, Indonesia, the opening of an expansion in Saudi Arabia that has doubled manufacturing capacity, and commencement of a new facility in Oman that will increase capacity and local content capability for Cameron's Middle East joint venture efforts.

The new surface facility in Ploiesti, Romania, dedicated to producing high-specification surface equipment for the European, North Africa and Russian markets, is expected to be fully functional by the third quarter of 2009. Cameron also has facilities under construction in Kazakhstan and in Azerbaijan, where the Company is supplying wellheads for BP's Shah Deniz field, and Cameron has leveraged its existing frame agreement with ENI in Italy into opportunities to provide products and service in both Tunisia and Libya. Elsewhere in North Africa, orders of nearly $40 million were recorded in the Algerian market during 2008.

Finally, surface activity on platforms in both the U.K. and Norwegian sectors of the North Sea continued to be a solid source of business for Cameron, with high oil prices during most of 2008 contributing to orders totalling more than $80 million for Cameron.

Cameron remains the largest provider of surface production equipment in the industry

SUBSEA SYSTEMS

Cameron's Subsea Systems group provides subsea wellheads, Christmas trees, manifolds, and production controls to customers worldwide, from basic tree orders to integrated solutions that require systems engineering and project management as well as installation and aftermarket support. During 2008, Cameron delivered more than 110 subsea trees, and received orders for more than 170. With nearly 200 trees in the year-end backlog, Cameron expects to deliver more than 135 subsea trees and the associated manifolds, production controls and other equipment during 2009.

The number of total subsea trees ordered industry-wide in 2008 was slightly below the levels of 2006 and 2007, but the dollar value of such awards has continued to increase. Cameron's market share of awards increased to more than 40 percent in 2008, and the total value of the bookings was the largest in the Company's history, at more than $2.6 billion. While recent declines in oil and gas prices are certainly expected to affect customer spending, there has been little apparent impact on subsea activity to date. Cameron's major subsea clients have not indicated any significant changes in the timing of projects currently under development (for which they have placed equipment orders), nor any deferrals or downsizing of those still in the planning stages. Still, as always, there are likely to be delays in project awards due to partner discussions and approval or sanctioning issues.

Two of the largest projects in the industry's history were booked by Cameron during 2008. Total's Usan is a 44-well project offshore Nigeria, with an initial value of approximately $650 million and sizable upside value from additional services to be provided over the life of the contract. The project marks a continuation of Cameron's relationship with Total in Nigeria, and includes subsea trees, controls, manifolds, connection systems, installation support and spares. The award of the first phase of BP's Block 31 development, an $850 million, 40-well project offshore Angola, represents a significant milestone for Cameron's relationship with BP in West Africa. This is the first of four project developments for which Cameron will provide equipment and services, with the three subsequent phases to be awarded over the next several years. Cameron will also increase its presence in Angola through expansion of its existing facilities to provide increased local content in support of BP and Sonangol, the Angolan national oil company.

Other significant orders booked during the year included a 25-well award from Petrobras for use in their Campos Basin development offshore Brazil, a 12-well project on North Amethyst, a tieback project associated with the White Rose field offshore Newfoundland, and an eight-well expansion of Chevron's Tahiti field in the deepwater Gulf of Mexico. Numerous smaller orders and additions to existing fields made up the balance of the tree awards booked during the year.

Cameron continued to benefit from its strong presence in Brazil, particularly in the performance of its Macae aftermarket facility, as 2008 marked the Company's ten-year anniversary in the country. Deliveries of subsea trees for Petrobras' Plangas project began, with the first tree being installed in the Enchova field, and the initial electro-hydraulic MUX tree in Brazilian waters was deployed on the Canapu project. Thirteen trees were delivered under the Plangas program, with another nine to be shipped in 2009. In addition to the previously noted 25-well award, Petrobras designated Cameron to provide two trees for the Tupi field on a fast-track basis. Additional awards under Petrobras' standardized subsea tree program and the ongoing development of the large-scale pre-salt plays are expected during the year.

In 2006, Cameron entered into a ten-year frame agreement to provide BP with subsea systems and services for its future developments in the Gulf of Mexico. The first major order under this agreement is a four-well, $100 million award, which represents the first in a series of subsea tieback projects expected under the frame agreement, and is based upon extensive standardization and engineering work done by the companies to establish a base for BP's Gulf of Mexico developments.

Additional orders will depend on BP's level of activity in the Gulf. Cameron also has a continuing long-term agreement with BP for the supply of equipment and services in the U.K. sector of the North Sea. In addition, BHP Billiton renewed its primary supplier agreement in the Gulf of Mexico with Cameron in 2008, confirming Cameron's continued support of BHP's subsea developments.

Cameron's new subsea plant in Malaysia became fully operational during 2008, producing trees primarily for the local Asia-Pacific markets. A further expansion of the facility is now under way, and will allow Malaysia to become a supplier of subsea wellheads, trees and associated equipment to other parts of the world. This $65 million expansion program will continue throughout 2009, and is scheduled for completion in the first quarter of 2010. Investments in other facilities have included an $8 million connector cell added to the Leeds, England plant and a $9 million upgrade to the Berwick, Louisiana facility.

Cameron's long history as a developer and provider of subsea technology supports customers' willingness to consider new solutions to improve efficiency and lower costs. The first commercial deployment of Cameron's all-electric subsea production system, CameronDC™, took place in late 2008 in Total's K5F field in the Dutch North Sea. This landmark design represents an evolutionary step in subsea controls technology, and is being considered by several customers as an option for future field developments.

Cameron's Multiple Application Re-injection System (MARS™), a unique well intervention system that enables the integration of a variety of processing equipment with operators' hardware, continues to gain acceptance among subsea operators. BP used MARS to retrofit a subsea pump system to a well in the Gulf of Mexico using a Cameron subsea tree in an ultra-deepwater installation. Several orders for MARS have been received from Shell for use in the North Sea, and from Chevron for use offshore Angola, to enable scale squeeze operations on existing subsea wells.

Cameron's long history as a developer and provider of subsea technology supports customers' willingness to consider new solutions to improve efficiency and lower costs.

FLOW CONTROL

Cameron's Flow Control business produces drilling and production chokes, actuators and gear operators for valves, and surface safety systems for Cameron and other industry manufacturers' equipment.

During 2008, Flow Control delivered the first shipments of its new subsea chemical injection metering valve, which was introduced in 2007. Chemical injection allows operators to enhance flows and maximize ultimate recovery from subsea wells; this new valve allows operators to precisely measure and control the injection process and tailor it to the characteristics of individual wells. Several subsea developments have incorporated this technology in the bid process or front-end engineering phases in anticipation of cost savings and efficiency improvements. Shipments of this new product to several significant subsea projects are expected in 2009.

Flow Control received first orders during 2008 for its new multi-stage surface control choke with the SILENCER™ trim, introduced in 2007. This unique choke valve addresses noise and velocity control issues in high pressure drop and surge control applications, and it expands Flow Control's exposure into specialized, critical service applications beyond the Company's traditional markets.

Two acquisitions were completed in 2008 in Flow Control. The Surface Safety Systems business, purchased from Baker Hughes in February, was immediately accretive to the group's profitability; and DynaTorque, a manufacturer of manual gear operators for valves, was acquired in July, expanding Flow Control's product offerings.

New initiatives undertaken in 2008 included establishing a low-cost manufacturing facility in Songjiang, China, and two new actuation and control centers in Chengdu, China, and Edmonton, Canada. The Songjiang facility began production of the AOP surface choke line during the year, and additional product lines are being added in 2009 to provide a competitive advantage during this time of economic uncertainty. The two new actuation and control centers support the Company's strategy of establishing LEDEEN® as a primary supplier of quarter-turn actuators to the entire industry by providing a strong local presence in the form of sales, service, timely delivery and customization capabilities.

Shipments in Flow Control were up 16 percent and orders were up 40 percent during 2008. Although some portions of the shorter-cycle business will likely be affected by the current uncertainties in the market, other product lines with exposure to large international infrastructure projects and subsea developments should remain relatively stable during 2009. The challenge will be managing each of these segments in light of their specific market conditions, while retaining a focus on reducing costs and lead times in support of customer needs.

PETRECO PROCESS SYSTEMS

Petreco Process Systems provides custom-engineered process packages to operators worldwide for separation and treatment of oil, gas, water and solids. Its engineered systems have been installed in numerous locations to help customers address challenges in gas treatment, oil production and refining applications.

Petreco has a team of technology experts dedicated to continually expanding its base of products and services in order to deal with complex new process systems challenges. For example, the Company has become a leader in providing MEG (mono-ethylene glycol) Reclaiming Systems, using patented technology to recover and purify MEG, used to inhibit hydrate formation in gas production applications. In addition, Petreco was the first to develop the highly successful electrostatic desalter separation technology, used in production and refining applications to remove water and water soluble impurities such as salt.

During 2008, Petreco continued to book a mix of business covering diverse applications and a wide range of locations. These included two highly-coveted water treatment projects using gas flotation and media filtration in Colombia, valued at more than $40 million, and a tri-ethylene glycol-based gas dehydration project in Bahrain, worth more than $25 million. These each represented an enhancement of Petreco's presence in the respective regions, and are among the larger bookings in the division's history.

Petreco delivered the industry's first MEG reclamation system for an offshore application with carbonate removal capabilities in July 2008. This $14 million system is to be placed into service in the Mexilhao gas field in Brazil's Santos Basin in late 2009 or early 2010. Petreco also continued to pursue new market opportunities for modular and engineered package technologies through relationships that provide support for customers who want to enhance their competitive position in oil and gas production and processing.

The division has also continued to contribute its products and technologies to a joint effort with Cameron's Subsea Systems group in providing customers with an expanding suite of subsea processing solutions.

Petreco has a team of technology experts dedicated to continually expanding its base of products and services innovation


responsibility



challenges >>>

Cameron's customers bring us challenges every day. Whether it's preventing blowouts during drilling, producing hydrocarbons under extreme pressures or temperatures, designing systems for complex subsea environments, or ensuring the safe and reliable transportation of oil and gas, we respond with technological innovations that have won awards…and the confidence of our customers.



challenges >>>

Cameron's customers bring us challenges every day. Whether it's preventing blowouts during drilling, producing hydrocarbons under extreme pressures or temperatures, designing systems for complex subsea environments, or ensuring the safe and reliable transportation of oil and gas, we respond with technological innovations that have won awards…and the confidence of our customers.

Cameron's Valves & Measurement (V&M) group is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, power generation facilities (including nuclear), petrochemical plants and industrial centers for processing.

Products – Valve offerings include gate valves, ball valves, butterfly valves, ORBIT® valves, double block & bleed valves, plug valves, globe valves, check valves, actuators, chokes, and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.



Customers – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

RECORD REVENUES, EARNINGS POSTED ON STRENGTH OF SOLID ORDERS IN ADVANCE OF FOURTH-QUARTER WEAKNESS IN MARKETS

Record order levels across V&M's businesses, particularly in the engineered and distributed valves product lines, led to new highs in revenues and earnings for this group. While activity declined in the fourth quarter, the strong order levels from earlier in the year allowed V&M to continue to work off backlog in the latter part of the year and still post solid full-year results. Continued investment in facilities and added diversity in served markets brought by acquisitions made in the past few years have positioned the V&M businesses to better deal with down cycles in the industries it serves.



ENGINEERED VALVES

The Engineered Valves division provides a full range of customized ball and gate valves for use in natural gas production and transmission, LNG, crude oil/refined product movements and critical service applications.

The division's results during 2008 reflected the success of several initiatives aimed at enhancing overall performance. Product delivery times were improved by better management of project planning and execution, beginning with the quotation process and extending through manufacturing, testing and final certification. In addition, capital is being invested in the V&M Italian plants to reduce dependency on the outsourcing of machining requirements, and in the Ville Platte, Louisiana facility on capacity expansion for several valve offerings. These initiatives are expected to be completed later in 2009. Even in a challenging market environment, these investments are expected to yield measurable benefits in cost savings and improved market exposure. Finally, V&M has entered into several strategic sales alliances with major international customers, which should provide access to a number of pending large pipeline projects.

Orders for full-year 2008 benefited from enhanced product offerings, continued major project activity and solid performance in the division's base business. The markets served by Engineered Valves outside of North America, including pipelines, field development and transmission projects, are expected to continue to be relatively active, while U.S. and Canadian markets are expected to slow in comparison with the record levels seen in 2007 and 2008.

DISTRIBUTED VALVES

The Distributed Valves division provides a wide variety of valves used in the exploration, production and transportation of oil and gas, with products sold through a network of wholesalers and distributors. The majority of orders and sales are generated within North American markets.

Orders in the Distributed Valves division reached new highs during the year, driven by strong natural gas-related activity in the U.S. and Canada. Even with the late 2008 decline in rig count and spending, the division posted the largest year-over-year percentage increase within the V&M group. Infrastructure investment by oil and gas producers to support drilling activity in the Barnett, Fayetteville and Haynesville Shale regions was a primary driver in the U.S., and strong market fundamentals and increased focus on the oil sands markets pushed Canadian orders and revenues to record levels. Recent capital investments and efficiency improvements in both Oklahoma City and Edmonton enabled these plants to meet customers' requirements and achieve record shipments and operating performance. As the North American rig count has declined, the pace of inquiries and orders for Distributed Valves products has fallen; orders and revenues in 2009 are likely to closely track changes in rig count and overall exploration and production spending in the U.S. and Canada.

PROCESS VALVES



Process Valves are used in critical service applications that are often subject to extreme pressure and temperature conditions, particularly in refinery, power generation (including nuclear), chemical, petrochemical and gas processing markets, including LNG.

Generally strong market fundamentals and growth in midstream and downstream processing in North America, Europe and Asia resulted in solid gains in orders and revenues for Process Valves in 2008. Relatively large orders, including several in excess of $4 million, were booked during the year, primarily for gas processing and gas-to-liquids facilities in North America, the FSU, the Middle East, the Asia-Pacific region and China. In spite of current market conditions, international projects are expected to be fairly active in 2009, providing opportunities for additional orders in this division.

MEASUREMENT SYSTEMS

Measurement Systems designs, manufactures and distributes instrumentation used in the measurement and control of flow, pressure, level and temperature.

In 2008, Measurement Systems acquired Jiskoot Holdings Limited, a leading designer and manufacturer of sampling, blending and related systems for oil and gas applications. The combination of Jiskoot's products and technologies with V&M's measurement portfolio positions Cameron as a leading provider of a wide variety of measurement-related solutions to the global oil and gas and nuclear industries.

Measurement Systems posted solid year-over-year increases in revenues as the division benefited not only from strong North American natural gas-related activity during most of the year, but also the addition of the Jiskoot business in early 2008 and continuing demand for measurement equipment used in power generation applications. As a result of the latter two items, much of the impact of the late 2008 decline in North American activity was offset and allowed Measurement Systems to show a gain in revenues for the year. During 2009, continued weakness in North American gas production is expected to reduce demand for measurement equipment used in those applications. Measurement Systems' backlog of orders for sampling and blending, as well as flow measurement in power generation markets, is stable and expected to remain constant relative to 2008.

AFTERMARKET SERVICES

Aftermarket Services provides OEM parts, repair, field service, asset management and remanufactured product to V&M customers.

While aftermarket is not as significant a portion of orders or revenues for V&M as it is in other Cameron business lines, parts and services provided in support of the installed base of equipment sold under the brands within the V&M group remain an important part of the product offerings. Despite difficult economic conditions late in the year and a slowing of activity among refiners and petrochemical plants, Aftermarket Services was able to record modest growth in orders and revenues through international expansion and continued domestic market share gains. Further expansion efforts in international markets during 2009 will focus on the Middle East and Asia-Pacific regions.


TURBO-AIR
CAMERON
Compression Systems

Statistical/Operating Highlights ($ millions)

	2008	2007	2006
Revenues	**$638.9**	$505.6	$452.0
EBITDA	**117.3**	90.2	58.6
EBITDA (as a percent of revenues)	**18.4%**	17.8%	13.0%
Capital expenditures	**24.6**	22.8	20.5
Orders	**711.7**	648.7	521.3
Backlog (as of year-end)	**440.5**	380.1	248.9

Cameron's Compression Systems group is an established provider of reciprocating compression equipment and related aftermarket parts and services for the oil and gas industry, and also manufactures and supplies integrally geared centrifugal compressors and aftermarket services to customers worldwide. The Reciprocating Compression division markets its products and services under the Ajax®, Superior®, Cooper-Bessemer®, TSI®, Texcentric®, Enterprise™ and CSI™ brand names, while the Centrifugal Compression division markets its products and services under the MSG®, Turbo Air® and Joy™ brand names.



Products – Reciprocating compression equipment and services and integrally geared centrifugal compression equipment and services.

Customers – Gas transmission companies, compression leasing companies, oil and gas producers and processors, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

RECORD EARNINGS REFLECT STRONG PRICING, HIGHER VOLUMES IN ADVANCE OF YEAR-END SLOWDOWN; INTERNATIONAL EXPOSURE EXPANDS.

Compression posted record revenues and earnings, despite the significant slowdown in global business that developed in the fourth quarter, due in part to the fact that it began the year with a strong backlog. Overall strength in global demand outstripped capacity for most of the year, resulting in pricing gains that more than offset ongoing increases in raw material costs, particularly for steel and related metals. Compression's financial performance for the year was the best in its history, even with the dampening effects of the global financial crisis in the latter part of 2008.

Sales into markets outside North America grew as traditional centrifugal compression customers like Air Products, Praxair and Linde made significant investments in plants in Asia, the Middle East and the former Soviet Union, while the reciprocating product line benefited from sales into FPSO developments and for new gas compression projects in such locations as Romania, Hungary and Mexico. Meanwhile, overall GDP growth in China, India, the FSU and the Middle East drove incremental demand for plant air products. More than 60 percent of Compression's 2008 orders were from international customers.

CENTRIFUGAL BUSINESS DIVERSIFIES SERVED MARKETS, EXPANDS GLOBAL CHANNELS

Compression took advantage of opportunities to penetrate new markets, including API service, fuel gas boosting and process gas, by adapting existing Turbo Air and MSG compressors for use in these applications. This expansion beyond traditional air separation markets generated more than $50 million of orders during 2008 in markets not previously served by Cameron's centrifugal offerings. In addition, the Company entered into partnership agreements with selected power generation developers to aid in the placement of centrifugal units in power generation applications around the world.

RECIPROCATING BENEFITS FROM ACTIVE DOMESTIC GAS MARKETS, GLOBAL EXPANSION INITIATIVES

Prior to the late 2008 financial and energy crises, North American natural gas prices and activity supported an increasing level of orders for Compression's Ajax and Superior reciprocating compressors and a steady flow of aftermarket business related to the Company's installed base of compression equipment. As with the centrifugal business, inroads were gained into new markets outside North America for reciprocating units. Much of this growth was in Europe (gas gathering and storage) and Asia (FPSOs and compressed natural gas facilities), where Compression added new sales, project management, and aftermarket support capabilities to service these markets. Relationships with industry-leading partners with responsibility for installing FPSOs, power generation facilities and CNG refueling stations have led to incremental sales of a wide breadth of Cameron compressors for these installations.

GLOBAL ECONOMIC ISSUES IMPACT 2009 OUTLOOK

The global financial collapse in late 2008 had a material impact on Compression's orders and inquiries, particularly in the Company's centrifugal business, which is heavily dependent on worldwide spending by air separation companies and on industrial activity in local economies. These markets declined significantly in the fourth quarter of 2008 as excess capacity and credit issues combined to stifle demand for Cameron's centrifugal product offerings.

Similarly, reductions in spending in the oil and gas markets affected demand for new equipment in the reciprocating business, although not as drastically as in the centrifugal space. Compression's penetration of markets outside North America and its significant presence in the aftermarket business should temper the impact of global economic issues on its energy-related products and services.

While orders declined in the fourth quarter, Compression entered 2009 with the highest year-end backlog in its history. Efficiently converting this backlog into revenues during the year should provide a reasonable level of visibility for the Company's financial results, but overall performance will depend on the level of shorter-cycle orders across all product lines. Orders are generally expected to be down during 2009 as customers work through capacity and credit issues; as a result, the Compression organization has taken steps to reduce expenses and capital spending, redirect sales emphasis to higher-potential markets and continue strategic product introductions, all in an effort to deal with an uncertain market.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cameron International Corporation

The following discussion of Cameron International Corporation's (the Company or Cameron) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

OVERVIEW

Cameron is a provider of flow equipment products, systems and services to worldwide oil, gas and process industries. The Company's operations are organized into three business segments — Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS).

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world's leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. DPS's products include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. DPS's customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and also supplies measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. V&M's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company's compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers and processors, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Revenues for the years ended December 31, 2008, 2007 and 2006 were generated from shipments to the following regions of the world (dollars in millions):

Region	2008	2007	2006
North America	**$ 2,066.7**	$ 1,741.0	$ 1,673.5
South America	**438.6**	307.7	301.2
Asia, including Middle East	**1,097.8**	970.9	693.3
Africa	**696.5**	614.9	471.8
Europe	**1,267.7**	947.7	525.7
Other	**281.6**	84.2	77.4
	$ 5,848.9	$ 4,666.4	$ 3,742.9

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company's ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. Additionally, changes in oil and gas price expectations may impact the Company's financial results due to changes in cost structure, staffing and spending levels. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes Statement of Position 81-1, Accounting for Performance of Construction – Type and Certain Production – Type Contracts (SOP 81-1) for revenue recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

CRITICAL ACCOUNTING POLICIES

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with SOP 81-1. Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts accounted for under SOP 81-1 are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies, and availability and cost of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. Approximately 28%, 21% and 17% of the Company's revenues for the years ended December 31, 2008, 2007 and 2006, respectively, was recognized under SOP 81-1.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 3 of the Notes to Consolidated Financial Statements for additional information relating to the Company's allowance for doubtful accounts.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company's allowance for obsolete and excess inventory may be found in Note 4 of the Notes to Consolidated Financial Statements.

Goodwill — The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. Due to the significant decline in the Company's stock price during the fourth quarter of 2008 and the large drop in oil and gas prices, an updated analysis was conducted as of the end of 2008. For the 2008, 2007 and 2006 evaluations, the fair value was determined using discounted cash flows or other market-related valuation models. Certain estimates and judgments, including future earnings and cash flow levels and an appropriate current discount rate, are required in the application of the fair value models. Based upon each of the Company's evaluations, no impairment of goodwill was required. However, should the Company's estimate of the fair value of any of its reporting units decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels, an impairment of goodwill could be required. Additional information relating to the Company's goodwill may be found in Note 5 of the Notes to Consolidated Financial Statements.

Product Warranty — The Company provides for the estimated cost of product warranties at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 6 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2008. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it may be required to change the amount of deferred income taxes that are currently recorded.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2008, 2007 and 2006 have not been material. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

The determination of the effectiveness or ineffectiveness of many of the Company's derivative contracts that are accounted for as cash flow hedges is dependent to a large degree on estimates of the amount and timing of future anticipated cash flows associated with large projects or plant-wide inventory purchasing programs. These estimates may change over time as circumstances change or may vary significantly from final actual cash flows. Changes in these estimates that result in the derivative contracts no longer effectively offsetting the expected or actual changes in the anticipated cash flows could impact the amount of the change in the fair value of the derivative contracts that must be recognized immediately in earnings each period. At December 31, 2008, the Company had a net liability of $45.8 million recorded in its Consolidated Balance Sheet reflecting the fair value of its open derivative contracts at that date and expects approximately $10.6 million of accumulated other elements of comprehensive income to be recognized into earnings during 2009.

Pension and Postretirement Benefits Accounting — The Company follows the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) with regard to recognition of the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans accounted for under SFAS 158 was December 31, 2008. SFAS 158 did not change the basic approach used by companies to measure plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the Financial Accounting Standards Board (FASB) at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2008 and 2007 and in determining the amount of its net periodic benefit costs for the years ended December 31, 2008, 2007 and 2006.

The assumptions used in calculating the pension amounts recognized in the Company's consolidated financial statements included discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2008 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan. The Company's inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. During 2008, the plan assets declined in value by approximately $21.1 million. The difference between this actual return and an estimated growth in the value of those assets of $22.1 million will be deferred in accumulated other elements of comprehensive income and amortized to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate our actual plan experience. In accordance with SFAS 158, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and an initial settlement during 2007 of certain existing obligations of the plans relating primarily to participants who were no longer active employees at that time, the Company recorded a $35.7 million charge for the year in its 2007 consolidated results of operations. A final charge of approximately $26.2 million was recognized in 2008, in connection with the settlement of the remaining obligations of the plans, primarily to participants who were active employees of the Company during 2008.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2009 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2008 for the Company's most significant remaining pension plan, the United Kingdom pension plan:

(dollars in millions)	**Increase (decrease) in 2009 Pre-tax Pension Expense**	**Increase (decrease) in PBO at December 31, 2008**
Change in Assumption:		
25 basis point decrease in discount rate	**$ 1.2**	**$ 10.0**
25 basis point increase in discount rate	**$ (1.0)**	**$ (8.7)**
25 basis point decrease in expected return on assets	**$ 0.4**	**—**
25 basis point increase in expected return on assets	**$ (0.4)**	**—**

FINANCIAL SUMMARY

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2008	**2007**	**2006**
Revenues	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**70.6**	69.5	69.5
Selling and administrative expenses	**11.4**	12.4	14.1
Depreciation and amortization	**2.3**	2.4	2.7
Interest income	**(0.5)**	(0.7)	(0.7)
Interest expense	**0.9**	0.5	0.5
Charge for pension plan termination	**0.4**	0.8	—
Acquisition integration costs	**—**	—	0.8
Total costs and expenses	**85.1**	84.9	86.9
Income before income taxes	**14.9**	15.1	13.1
Income tax provision	**(4.7)**	(4.4)	(4.6)
Net income	**10.2%**	10.7%	8.5%

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS — 2008 COMPARED TO 2007

The Company's net income for 2008 totaled $593.7 million, or $2.60 per diluted share, compared to $500.9 million, or $2.16 per diluted share in 2007. The higher level of earnings in each of the Company's business segments, particularly in the DPS segment, was the primary driver in the 20.4% increase in earnings per share for 2008 as compared to 2007.

The results for 2008 included a final pre-tax charge of $26.2 million associated with a decision made in 2007 to terminate the Company's U.S. defined benefit pension plans. The results for 2007 included (i) an initial charge of $35.7 million for termination of the Company's U.S. defined benefit pension plans referred to above and (ii) reductions in the income tax provision of $34.1 million for certain discrete items during the year, including (a) a reduction of $16.1 million based on a change in the estimated utilization of certain foreign tax credits in the United States, (b) a reduction of $5.7 million for resolution of an international contingency relating to transfer pricing, (c) a reduction of $5.5 million in an international valuation allowance based on estimated usage of certain foreign net operating loss carryforwards, (d) a reduction of $5.1 million based on a change in the estimated utilization of certain foreign tax deductions locally resulting from changes in estimated earnings internationally, (e) a reduction in deferred taxes of $1.8 million due to changes in statutory tax rates in certain international jurisdictions and (f) adjustments to other tax accruals and valuation allowances, which reduced income tax expense by $6.2 million. These reductions were partially offset by an increase of $6.3 million in the Company's tax accruals based on changes in the estimated recoverability of certain foreign local tax benefits.

Income before income taxes in 2008 as compared to 2007 for the DPS, V&M and CS segments is discussed in more detail below.

Revenues

Revenues for 2008 totaled $5.8 billion, an increase of over $1.1 billion, or 25.3%, from $4.7 billion in 2007, reflecting strength in all major product lines during 2008 and the incremental impact of newly acquired businesses during the past year. Over 70% of the year-over-year increase in revenues was related to the DPS segment, which was largely impacted by higher revenues in that segment's drilling and subsea product lines.

During 2008, over 55% of the Company's revenue was reflected in entities with functional currencies other than the U.S. dollar. In translating these entities' functional currency income statements to U.S. dollars for consolidation purposes, a decline in the value of the U.S. dollar compared to the applicable functional currency will result in a higher amount of U.S. dollar revenues and costs for the same amount of functional currency revenues and costs. The net effects of a weaker U.S. dollar against these other foreign currencies did not significantly impact the Company's revenues for 2008 as compared to 2007, except in the V&M segment because during a large portion of 2008 the dollar was weak against most other foreign currencies although it strengthened significantly toward the end of the year.

A further discussion of revenues by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2008 totaled $4.1 billion, an increase of $885.7 million, or 27.3%, from $3.2 billion in 2007. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 69.5% in 2007 to 70.6% in 2008. References to margins in this Management's Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company's Consolidated Results of Operations statement for each of the three years in the period ended December 31, 2008. The increase noted above is due primarily to an approximate 1.0 percentage-point increase in the ratio due to a combination of increased volumes and a change in sales mix to more sales of equipment for major subsea projects, which typically carry lower margins as compared to the Company's other product lines, higher costs of raw materials and higher shrinkage across each of the Company's businesses, offset by reductions in subcontract costs and labor efficiencies gained from increased volumes.

Selling and administrative expenses for 2008 totaled $668.3 million as compared to $577.6 million, an increase of $90.7 million, or 15.7%. As a percentage of revenues, selling and administrative expenses declined from 12.4% in 2007 to 11.4% in 2008. Nearly 11% of the increase was attributable to the effects of a weaker U.S. dollar against certain other foreign currencies throughout a portion of 2008 as compared to 2007, for the same reasons mentioned above, as well as the incremental impact on costs from newly acquired businesses in the past year. Excluding these effects, employee-related costs were up nearly $64.3 million due largely to higher headcount levels, higher employee incentives resulting from improved company-wide financial performance and higher travel costs resulting from increased activity levels. In addition, increased non-cash stock compensation expense and a charge taken in 2008 relating to a dispute on an historical acquisition added $7.9 million of additional costs. The remaining increase is largely attributable to higher facility costs and other economic effects.

Depreciation and amortization expense totaled $132.1 million in 2008, an increase of $22.3 million, or 20.3%, from $109.8 million in 2007. Depreciation expense increased $17.3 million year-over-year as a result of increased capital spending, primarily for new machinery and equipment. Amortization expense increased $5.0 million primarily due to higher capital spending on the Company's enterprise-wide information technology assets and due to additional amortization of certain other acquired intangible assets.

Interest income declined by $3.4 million, or 11.0%, from $30.7 million in 2007 to $27.3 million in 2008 due primarily to lower short-term interest rates during 2008 as compared to 2007.

Interest expense totaled $49.7 million in 2008 as compared to $23.3 million in 2007, an increase of $26.4 million. The increase is primarily due to $26.2 million of additional interest associated with the issuance of $450.0 million of 6.375% senior notes and $300.0 million of 7.0% senior notes in June 2008.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans, effective as of December 31, 2007. In connection with the plans' curtailment and the settlement during 2007 of a portion of the existing plan obligations associated with participants who were no longer active employees of the Company at that time, an initial settlement charge of $35.7 million was taken during the year ended December 31, 2007. A final settlement charge of $26.2 million was taken during the year ended December 31, 2008 associated with the settlement of all remaining plan obligations associated with participants who were active employees of the Company during 2008 and any others who were not covered by the initial settlement of plan obligations made in 2007. Following settlement of the plan obligations described above, approximately $5.3 million of excess defined benefit pension plan assets remained available for use by the Company in meeting its future matching contribution funding obligations under the Cameron International Corporation Retirement Savings Plan, a separate defined contribution 401(k) plan.

The income tax provision for 2008 was $278.3 million compared to $207.6 million in 2007. The effective tax rates for 2008 and 2007 were 31.9% and 29.3%, respectively. The tax provision for 2007 was reduced for certain discrete items totaling $34.1 million as described previously. Absent these items, the effective tax rate for 2007 would have been 34.1%. The decrease in the effective tax rate for 2008 as compared to 2007, absent the discrete items, was due primarily to an increase in the amount of income in lower tax rate jurisdictions in 2008 as compared to 2007.

SEGMENT RESULTS — 2008 COMPARED TO 2007

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	**$3,736.7**	$ 2,887.1	$ 849.6	29.4%
Income before income taxes	**$ 639.9**	$ 498.8	$ 141.1	28.3%

DPS segment revenues for 2008 totaled $3.7 billion, an increase of $849.6 million, or 29.4%, compared to $2.9 billion in 2007. A 43% increase in subsea equipment sales and a 35% increase in drilling equipment sales accounted for nearly three-fourths of the segment's revenue increase for 2008 as compared to 2007. The increase in subsea equipment sales was due mainly to increased shipments and activity levels for large projects offshore West Africa, Egypt, Eastern Canada, Western Australia and in the Gulf of Mexico. Nearly two-thirds of the increase in drilling equipment sales was for major deepwater rig construction projects with the remaining increase largely attributable to higher demand for blowout preventers (BOPs) and related equipment for land and jack-up rigs and the impact of newly acquired businesses. In addition, surface equipment sales were up over 15% primarily as a result of higher demand for new equipment in North America, the Middle East and Indonesia due to higher activity levels for most of 2008 as compared to 2007, as well as higher sales of aftermarket parts and services in all regions and the impact of newly acquired businesses. This was partially offset by a decline in demand for new surface equipment from customers in Latin America. Sales of oil, gas and water separation applications were up nearly 31% as various large projects awarded in 2007 were completed or nearing completion as of December 31, 2008.

Income before income taxes for 2008 totaled $639.9 million as compared to $498.8 million in 2007, an increase of $141.1 million, or 28.3%. Cost of sales as a percent of revenues increased from 71.8% in 2007 to 72.6% in 2008. The increase was due to a 0.8 percentage-point increase in the ratio, mainly from increased volumes and a change in sales mix to more sales of equipment for major subsea projects, which typically carry lower margins as compared to the segment's base business, partially offset by the impact of an increase in sales of lower cost drilling equipment.

Selling and administrative costs for 2008 totaled $312.6 million, an increase of $51.9 million, or 19.9%, from $260.7 million in 2007. Selling and administrative expenses as a percent of revenues declined from 9.0% in 2007 to 8.4% in 2008. Over 60% of the increase was attributable to higher employee-related costs due mainly to higher headcount levels, as well as increased incentive and travel costs and the impact of newly acquired businesses, with the remainder due largely to higher support costs relating to expansion of the segment's global business operations.

Depreciation and amortization expense for 2008 was $70.5 million, an increase of $14.6 million, or 26.2%, from $55.9 million in 2007. Depreciation expense increased $12.7 million due mainly to higher levels of capital spending in recent periods for new machinery and equipment. Amortization expense was up $1.9 million from 2007 primarily associated with the amortization of newly acquired intangible assets.

V&M Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	**$ 1,473.2**	$ 1,273.7	$ 199.5	15.7%
Income before income taxes	**$ 301.4**	$ 268.0	$ 33.4	12.5%

V&M segment revenues totaled $1.5 billion for 2008, an increase of $199.5 million, or 15.7%, from $1.3 billion in 2007. Approximately 20% of the increase was attributable to the effects of a weaker U.S. dollar throughout a portion of 2008 as compared to 2007 and the incremental impact of new product line acquisitions during the past year. Excluding these effects, nearly 40% of the segment's revenue growth was the result of a 12% increase in sales of engineered valves in 2008 as compared to 2007, resulting mainly from higher levels of international pipeline construction project activity. Sales of process valves increased 15% year-over-year as a result of higher demand for equipment for use in gas processing, refinery and product storage applications. Higher rig count and activity levels throughout much of 2008 in the United States and Canada contributed to a 12% increase in demand for distributed valves and an 8% increase in sales of aftermarket parts and services. Sales of measurement products increased 27% in 2008 as compared to 2007, nearly 40% of which was due to the incremental impact of new product line acquisitions during the year, with the remainder due largely to an increase in market activity in the United States and higher demand for equipment to be used in nuclear applications.

Income before income taxes totaled $301.4 million in 2008, an increase of $33.4 million, or 12.5%, from $268.0 million in 2007. Cost of sales as a percentage of revenues increased from 64.2% in 2007 to 65.7% in 2008. The increase in this ratio was due primarily to (i) an increase in the cost of raw materials, freight, labor and manufacturing overhead that was not fully offset by higher pricing (approximately a 1.1 percentage-point increase) and (ii) an increase in the ratio of certain indirect production costs in relation to revenues, primarily relating to higher headcount levels and higher overhead costs associated with expansion of the segment's business (approximately a 0.6 percentage-point increase).

Selling and administrative expenses for 2008 totaled $171.4 million as compared to $157.3 million in 2007, an increase of $14.1 million, or 9.0%. Over one-third of the increase was attributable to the effects of a weaker U.S. dollar throughout a portion of 2008 as compared to 2007 and the incremental impact of new product line acquisitions during the past year. Excluding these effects, over 90% of the remaining increase was attributable to higher employee-related costs, particularly in the selling and marketing function, that were mainly associated with higher headcount levels needed to support expansion of the segment's business.

Depreciation and amortization in the V&M segment increased $2.2 million, or 7.2%, from $30.0 million in 2007 to $32.2 million in 2008 primarily as a result of increased capital spending for new machinery and equipment in recent periods.

CS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2008	2007	$	%
Revenues	**$ 638.9**	$ 505.6	$ 133.3	26.4%
Income before income taxes	**$ 102.0**	$ 76.5	$ 25.5	33.4%

CS segment revenues for 2008 totaled $638.9 million, an increase of $133.3 million, or 26.4%, from $505.6 million in 2007. Two-thirds of the segment increase was attributable to a 37% increase in sales of centrifugal compression equipment, while sales of reciprocating equipment also increased more than 15%. Within the centrifugal compression equipment product line, shipments of engineered units designed primarily to meet air separation, gas and engineered air requirements increased 42% with sales of new plant air equipment and aftermarket parts and services both up more than 30% from the prior year as a result of higher demand across all product lines by the segment's industrial customer base. Over one-half of the increase in the reciprocating product line was due to a 39% increase in sales of Ajax units primarily to customers in China, Russia, Mexico and to packagers in the United States. In addition, shipments of Superior Compressors increased 12% primarily due to demand from packagers in the United States and sales of aftermarket parts and services were up 9% largely due to increased parts availability allowing for a reduction in beginning of the year backlog levels.

Income before income taxes for the CS segment totaled $102.0 million in 2008, an increase of $25.5 million, or 33.4%, from $76.5 million in 2007. Cost of sales as a percent of revenues declined from 69.3% in 2007 to 68.9% in 2008. The improvement was primarily due to a decrease of 0.3 percentage points in the ratio resulting from lower costs associated with transactions denominated in currencies other than the functional currency of the segment's legal entities. The segment also benefitted from a mix shift to a higher amount of sales of higher-margin centrifugal compression equipment during the year and improved pricing within the centrifugal compression equipment product line.

Selling and administrative expenses for 2008 totaled $81.2 million, an increase of $16.3 million, or 25.0%, from $64.9 million in 2007. Over 80% of the increase was due to higher employee-related costs largely attributable to higher headcount and increased employee incentive costs.

Depreciation and amortization expense totaled $15.3 million in 2008 compared to $13.7 million in 2007, an increase of $1.6 million, or 11.6%. Higher levels of capital spending in recent periods accounted for the majority of the increase.

Corporate Segment

The Corporate segment's loss before income taxes for 2008 totaled $171.3 million, an increase of $36.5 million from $134.8 million in 2007. The primary factors causing the increase were (i) higher interest expense of $26.4 million and (ii) higher selling and administrative expenses of $8.4 million. An increase of $3.9 million in foreign currency losses, increased depreciation and amortization of $3.9 million and a decline in interest income of $3.4 million were mostly offset by a decline of $9.5 million in the 2008 charge for the final settlement of the Company's U.S. defined benefit pension plans as compared to the initial settlement charge recorded in 2007.

Included in the Corporate segment were increased foreign currency losses, as compared to the prior year, of $3.9 million, primarily related to intercompany loans the Company had with various foreign subsidiaries that were denominated in currencies other than the U.S. dollar.

Selling and administrative expenses in 2008 totaled $103.1 million, an increase of $8.4 million, from $94.7 million in 2007. The increase is due primarily to (i) higher employee incentive costs of $4.1 million mostly related to increased 2008 company-wide financial performance, (ii) higher noncash stock compensation expense of $4.2 million and (iii) a $3.6 million charge taken in 2008 related to a dispute on an historical acquisition. These increases were partially offset by a decline of approximately $3.0 million in legal costs associated with compliance-related activities. Additionally, during 2008, the Company recorded a $5.8 million reduction in expense relating to one of its non-U.S. defined benefit pension plans. A similar reduction in expense was recorded in 2007 relating to another of the Company's non-U.S. defined benefit pension plans.

Depreciation and amortization increased by $3.9 million from $10.2 million in 2007 to $14.1 million in 2008 primarily due to higher amortization expense associated with the Company's capitalized enterprise-wide software systems as well as additional amortization of certain intangible assets relating to intellectual property.

The decreases in interest income and the charge for terminating the Company's U.S. defined benefit pension plan as well as the increase in interest expense in 2008 as compared to 2007 are discussed in "Consolidated Results – 2008 Compared to 2007" above.

CONSOLIDATED RESULTS — 2007 COMPARED TO 2006

The Company's net income for 2007 totaled $500.9 million, or $2.16 per diluted share, compared to $317.8 million, or $1.36 per diluted share in 2006. The results for 2007 included (i) a pre-tax charge of $35.7 million associated with a decision to terminate the Company's U.S. defined benefit pension plans made in 2007 and (ii) reductions in the income tax provision of $34.1 million for certain discrete items during the year, including (a) a reduction of $16.1 million based on a change in the estimated utilization of certain foreign tax credits in the United States, (b) a reduction of $5.7 million for resolution of an international contingency relating to transfer pricing, (c) a reduction of $5.5 million in an international valuation allowance based on estimated usage of certain foreign net operating loss carryforwards, (d) a reduction of $5.1 million based on a change in the estimated utilization of certain foreign tax deductions locally resulting from changes in estimated earnings internationally, (e) a reduction in deferred taxes of $1.8 million due to changes in statutory tax rates in certain international jurisdictions and (f) adjustments to other tax accruals and valuation allowances, which reduced income tax expense by $6.2 million. These reductions were partially offset by an increase of $6.3 million in the Company's tax accruals based on changes in the estimated recoverability of certain foreign local tax benefits. The results for 2006 included pre-tax charges of $29.6 million for acquisition integration activities associated with the operations of the Flow Control segment of Dresser, Inc. that were acquired in late 2005 and early 2006 (the Dresser Acquired Businesses).

Additionally, the Company recorded a pre-tax charge of $17.5 million in 2006 for the anticipated cost of the settlement of a class action lawsuit related to contaminated underground water near a former manufacturing facility in Houston, Texas. These charges were partially offset by a pre-tax foreign currency gain in the second quarter of 2006 of $10.0 million, primarily relating to short-term intercompany loans made to the Company's European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses.

Revenues

Revenues for 2007 totaled $4.7 billion, an increase of $923.5 million, or 24.7%, from $3.7 billion during 2006. Excluding the effects of a weaker U.S. dollar against most other major world currencies and the impact of recent acquisitions, revenues were up approximately 21.3% with the DPS segment accounting for nearly 87% of the remaining increase. The V&M and CS segments also showed year-over-year improvements in revenues, although at more modest levels than in DPS, which benefited from current-year shipments relating to the high level of drilling orders received in 2006 for new rig construction projects as well as higher demand, mainly from international customers, for the segment's surface and subsea product offerings. A further discussion of revenue by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2007 totaled $3.2 billion, an increase of $641.2 million, or 24.7%, from $2.6 billion for 2006. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) was flat at 69.5% for both years. Although the ratio of cost of sales to revenues was flat year-over-year, there was a decrease in the ratio of cost of sales-to-revenues for the Company's products during 2007 resulting from (i) improved pricing and cost controls at V&M and CS, the effect of which was mostly offset by the impact of shipments of major drilling and subsea projects at DPS, which carry a higher cost of sales-to-revenue ratio than the segment's base drilling and subsea businesses (approximately a 0.2 percentage-point decrease) and (ii) the application of relatively fixed manufacturing overhead to a larger revenue base (approximately a 0.3 percentage-point decrease). Offsetting these improvements was (i) the absence in 2007 of LIFO income totaling $2.1 million recognized in 2006 in relation to a decrease in inventory levels that year in the CS segment (approximately a 0.1 percentage-point increase) and (ii) the absence of foreign currency gains recognized in 2006, net of foreign currency losses recognized in 2007, totaling $14.8 million, which primarily related to intercompany loans the Company has with various foreign subsidiaries that are denominated in currencies other than the U.S. dollar (approximately a 0.4 percentage-point increase).

Selling and administrative expenses for 2007 were $577.6 million as compared to $528.6 million in 2006, an increase of $49.0 million, or 9.3%. The increase is due primarily to (i) higher salary, benefit, travel and other employee-related costs of approximately $51.6 million resulting mainly from headcount increases and higher activity levels, (ii) higher non-cash stock compensation costs totaling $5.8 million, (iii) $9.7 million of higher legal and professional services primarily relating to litigation and compliance-related activities, (iv) $2.8 million relating to newly acquired businesses and (v) $1.1 million for plant consolidation and restructuring costs in the CS segment. Offsetting these increases was (i) a $5.8 million one-time reduction in pension expense relating to one of the Company's non-U.S. defined benefit pension plans and (ii) the absence in 2007 of a 2006 provision of $17.5 million for the estimated cost of settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility.

Depreciation and amortization expense totaled $109.8 million for 2007, an increase of $8.4 million from $101.4 million in 2006. The increase was primarily attributable to the higher level of capital spending in recent periods for machinery and equipment and the Company's enterprise-wide technology assets.

Interest income for 2007 was $30.7 million as compared to $26.9 million in 2006, an increase of $3.8 million. The increase is primarily attributable to higher invested cash balances for 2007 as compared to 2006.

Interest expense incurred during 2007 totaled $23.3 million, an increase of $2.6 million from $20.7 million for 2006. The increase is primarily due to the full-year impact in 2007 of interest on $500.0 million of 2.5% debentures issued in May 2006, which amounted to an approximate $5.5 million increase in interest expense in 2007. This increase was partially offset by the repayment of $200.0 million of 2.65% senior notes in April 2007, which lowered interest expense by approximately $3.1 million during 2007 as compared to 2006.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and a settlement during 2007 of certain existing obligations of the plans, the Company recorded a $35.7 million charge for the year. Further information relating to termination of the Company's U.S. defined benefit pension plans may be found in Note 7 of the Notes to Consolidated Financial Statements.

During 2006, acquisition integration costs totaling $29.6 million were incurred in connection with the integration of the Dresser Acquired Businesses primarily into the operations of the V&M segment. Approximately $10.5 million of the costs related to non-cash asset impairment charges and $4.2 million related to employee severance at a legacy facility that was closed as a result of the acquisition. The remaining costs were for employee stay bonuses, employee relocation, plant rearrangement, plant and facility consolidation and other integration costs.

The income tax provision for 2007 was $207.6 million compared to $170.8 million in 2006. The effective tax rates for 2007 and 2006 were 29.3% and 34.9%, respectively. The decrease in the effective tax rate for 2007 was primarily attributable to adjustments during the year totaling $34.1 million, as described above, and an increased amount of full-year income in lower tax rate jurisdictions.

SEGMENT RESULTS — 2007 COMPARED TO 2006

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2007	2006	$	%
Revenues	$ 2,887.1	$ 2,113.1	$ 774.0	36.6%
Income before income taxes	$ 498.8	$ 364.7	$ 134.1	36.8%

DPS segment revenues for 2007 totaled $2.9 billion, an increase of $774.0 million, or 36.6%, compared to $2.1 billion in 2006. Sales of drilling equipment increased approximately 97%, surface sales were up over 28% and subsea equipment sales increased approximately 23% while sales of oil, gas and water separation applications were down by nearly 7%. Nearly two-thirds of the increase in drilling sales was attributable to the higher level of new major rig construction projects with the remainder due to increased shipments of blowout preventers (BOPs) for land and jack-up rigs and higher sales of aftermarket parts and services. Nearly 14% of the growth in sales of surface equipment was the result of the impact of a weaker U.S. dollar in relation to other major world currencies during 2007 in comparison to 2006, with nearly 60% of the remaining increase due largely to strong demand from customers in the European, African and Caspian Sea regions. Other major regions of the world, except Canada, also showed higher activity levels and demand for surface equipment during 2007. Nearly one-fifth of the increase in subsea equipment sales in 2007 was due to the effects of a weaker U.S. dollar with the remaining increase due mainly to shipments for large projects offshore West Africa. Excluding the effects of a weaker U.S. dollar, sales of oil, gas and water separation applications declined nearly 11% due primarily to the absence in 2007 of revenues recognized in 2006 associated with an oil separation application to be used on a floating offshore storage platform offshore Brazil. This impact was partially offset by higher activity levels in 2007 for water treatment projects.

Income before income taxes for 2007 totaled $498.8 million as compared to $364.7 million in 2006, an increase of $134.1 million, or 36.8%, which was in line with the increase in revenues as discussed above. Cost of sales as a percent of revenues increased from 70.0% in 2006 to 71.8% in 2007. The increase was due primarily to (i) an increase in the ratio of cost of sales to revenues for the segment's products, due largely to higher shipments of major drilling and subsea projects, which carry a higher cost of sales-to-revenue ratio than the segment's base drilling and subsea businesses (approximately a 1.7 percentage-point increase), (ii) higher subcontract costs, mainly at international locations (a 0.2 percentage-point increase) and (iii) an increase in warranty costs in 2007 compared to 2006 (a 0.3 percentage-point increase). These increases were partially offset by a change order agreed to with one of the Company's major subsea customers in late 2007 (a 0.4 percentage-point decrease).

Selling and administrative costs for 2007 totaled $260.7 million, an increase of $44.7 million, or 20.7%, from $216.0 million in 2006. Increased headcount levels, including the associated salary, benefit, travel and other personnel-related costs accounted for over three-fourths of the increase with the remainder due primarily to higher facility costs and activity levels needed to support the expansion of the Company's business.

Depreciation and amortization expense for 2007 was $55.9 million, an increase of $3.1 million, or 5.9%, from $52.8 million in 2006. The increase was due primarily to higher depreciation of machinery and equipment due to increased levels of capital spending in recent periods.

Acquisition integration costs totaling $0.3 million associated with a product line addition from the Dresser Acquired Businesses were incurred by DPS in 2006.

V&M Segment

(dollars in millions)	Year Ended December 31,		Increase	
	2007	2006	$	%
Revenues	$1,273.7	$ 1,177.9	$ 95.8	8.1%
Income before income taxes	$ 268.0	$ 167.5	$ 100.5	60.0%

Revenues of the V&M segment totaled $1.3 billion for 2007, an increase of $95.8 million, or 8.1%, from $1.2 billion in 2006. Over 40% of the increase in revenues was attributable to a weakening U.S. dollar, with product line acquisitions during 2007 adding another $6.9 million to the year-over-year change. Excluding the effects of the weaker U.S. dollar and product line acquisitions during 2007, sales to customers in the process markets accounted for over 80% of the increase in revenues due largely to current-year shipments resulting from strong order levels in late 2006, driven largely by new liquefied natural gas (LNG) projects internationally and refinery upgrades. The remainder of the increase was largely related to higher aftermarket revenues driven largely by higher demand from customers in North America and West Africa for parts and services. A 4% decrease in sales of measurement products caused mainly by weakness in the Canadian markets was mostly offset by a 2% increase in shipments of distributed products resulting from high beginning-of-the-year backlog and capacity increases during the year. Engineered valve shipments were down 1% mainly due to delivery of certain lower-value products included in the acquired backlog of the Dresser Acquired Businesses in South America.

Income before income taxes totaled $268.0 million in 2007, an increase of $100.5 million, or 60.0%, from $167.5 million in 2006. Cost of sales as a percentage of revenues declined from 68.0% in 2006 to 64.2% in 2007. The improvement in the ratio was primarily the result of (i) lower cost of sales as a percent of revenues for the segment's products due largely to improved pricing in the engineered, distributed and process valve product lines, the absence in 2007 of shipments made in 2006 of certain higher-cost products acquired as part of the acquisition of the Dresser Acquired Businesses in late 2005 and a mix shift to higher sales of process valves and aftermarket parts and services, which have a lower cost of sales-to-revenue ratio as compared to the segment's other product lines (approximately a 3.6 percentage-point decrease) and (ii) lower warranty costs (approximately a 0.2 percentage-point decrease).

Selling and administrative expenses for 2007 totaled $157.3 million, an increase of $5.8 million, or 3.9%, from $151.5 million in 2006. Approximately $2.8 million of the increase was due to newly acquired businesses during 2007 with the remaining increase largely attributable to the effects of a weaker U.S. dollar against most other major world currencies.

Depreciation and amortization in the V&M segment decreased by $0.7 million, from $30.7 million in 2006 to $30.0 million in 2007, primarily as a result of the consolidation of certain facilities that occurred during 2006.

V&M incurred $26.8 million of acquisition integration costs in 2006 as a result of integrating the Dresser Acquired Businesses into the segment's operations.

CS Segment

(dollars in millions)	Year Ended December 31,		Increase	
	2007	2006	$	%
Revenues	$ 505.6	$ 452.0	$ 53.6	11.9%
Income before income taxes	$ 76.5	$ 45.7	$ 30.8	67.5%

CS segment revenues for 2007 totaled $505.6 million, an increase of $53.6 million, or 11.9%, from $452.0 million in 2006. Sales of reciprocating compression equipment were up nearly 11% in 2007 while sales of centrifugal compression equipment climbed nearly 17%. Over one-half of the increase in the reciprocating product line was due to an 8% increase in sales of aftermarket parts and services, which resulted from a high backlog level at the beginning of the year coupled with strong demand from customers who have been maintaining their equipment at high utilization levels to take advantage of high natural gas prices. Additionally, sales of Ajax units, primarily to domestic lease fleet operators, climbed nearly 16% and shipments of Superior Compressors were up almost 19% in 2007 as compared to 2006, primarily due to large shipments to customers in Eastern Europe. Shipments of Engineered Air equipment, primarily to customers in the Far East, accounted for a large portion of the 18% increase in this product line. Deliveries of Plant Air equipment to domestic and Middle Eastern customers accounted for a large portion of the 9% increase in sales of this product line during 2007. Additionally, higher demand for spare parts, an increase in the number of service technicians and the start-up of a new business involving non-original equipment manufacturer upgrades and contract maintenance services all contributed to a 20% increase in revenues for the Centrifugal aftermarket business during 2007.

Income before income taxes for the CS segment totaled $76.5 million in 2007, an increase of $30.8 million, or 67.5%, from $45.7 million in 2006. Cost of sales as a percent of revenues declined from 72.7% in 2006 to 69.3% in 2007. The improvement in the ratio was primarily due to (i) lower subcontract variances in 2007 and benefits obtained from efforts to source raw materials from lower cost international suppliers, as well as greater absorption of factory indirect costs due to higher volumes, largely contributing to a 2.6 percentage-point decrease in the ratio and (ii) the application of relatively fixed manufacturing overhead to a larger revenue base (approximately a 1.4 percentage-point decrease). These improvements were partially offset by the absence in 2007 of LIFO income totaling $2.1 million recognized in 2006 in relation to a decrease in inventory levels that year (approximately a 0.5 percentage-point increase).

Selling and administrative expenses for 2007 totaled $64.9 million, an increase of $2.8 million, or 4.6%, from $62.1 million in 2006. Approximately $1.1 million of the increase was due to plant consolidation and restructuring costs during 2007 with the remainder largely attributable to higher headcount and other employee-related costs associated with increased business activity levels.

Depreciation and amortization expense totaled $13.7 million in 2007 compared to $13.0 million in 2006, an increase of $0.7 million. Higher levels of capital spending and higher internally allocated amortization expense associated with the Company's capitalized enterprise-wide software systems accounted for the majority of the increase.

Acquisition integration costs of $2.5 million were incurred by CS during 2006. The costs related to the relocation of certain CS facilities into one of the locations acquired in connection with the acquisition of the Dresser Acquired Businesses.

Corporate Segment

The Corporate segment's loss before income taxes for 2007 totaled $134.8 million, an increase of $45.5 million from $89.3 million in 2006. The primary factors causing the increase were (i) a charge of $35.7 million associated with a decision to terminate the Company's U.S. defined benefit pension plans made in 2007 and (ii) the absence of foreign currency gains recognized in 2006, net of foreign currency losses recognized in 2007 totaling $9.6 million, which primarily related to intercompany loans the Company had with various foreign subsidiaries that were denominated in currencies other than the U.S. dollar.

Selling, general and administrative expenses in 2007 totaled $94.7 million, a decrease of $4.3 million from $99.0 million in 2006. Included in selling and administrative costs for 2006 was a provision of $17.5 million for the estimated cost of the settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility, which did not recur in 2007. Additionally, 2007 selling, general and administrative costs included a $5.8 million one-time reduction in pension expense relating to one of the Company's non-U.S. defined benefit pension plans. These decreases have been partially offset by (i) $5.8 million of higher non-cash stock compensation costs, (ii) $8.6 million of higher costs for legal and professional services primarily relating to litigation and compliance-related activities and (iii) $4.6 million of higher salaries, benefits and employee travel costs, primarily due to higher headcount and increased activity levels needed to support the expansion of the Company's business.

Depreciation and amortization for 2007 increased by $5.2 million from 2006, primarily due to differences in internal allocations between segments associated with the amortization of the Company's enterprise-wide information technology assets and higher capital spending in recent periods.

The increases in interest income and interest expense during 2007 as compared to 2006 are discussed in "Consolidated Results – 2007 Compared to 2006" above.

ORDERS AND BACKLOG

Orders were as follows:

	Year Ended December 31,		
(dollars in millions)	2008	2007	Increase
DPS	**$5,255.4**	$ 3,417.9	$ 1,837.5
V&M	**1,573.5**	1,315.5	258.0
CS	**711.7**	648.7	63.0
	$ 7,540.6	$ 5,382.1	$ 2,158.5

Orders during 2008 were up $2.2 billion, or 40.1%, from $5.4 billion in 2007 to $7.5 billion in 2008 with all of the increase occurring in the first nine months of 2008. Orders for the fourth quarter of 2008 declined 21.2% as compared to the same period in 2007 and are expected to decline further due to activity declines resulting from the dramatic decline in oil and gas prices in the latter part of 2008.

DPS segment orders for 2008 totaled $5.3 billion, up $1.8 billion, or 53.8%, from $3.4 billion for 2007. Subsea equipment orders increased 106% primarily as a result of two large awards totaling nearly $1.5 billion for projects offshore West Africa. Drilling equipment orders were up 52% during 2008 as compared to the same period in 2007, over 90% of which was due to awards received for new deepwater rig construction projects. Surface equipment orders increased nearly 10% from 2007 due largely to higher commodity prices and activity levels in the United States and the Asia Pacific region, partially offset by the high level of orders in 2007 from customers in Eastern Europe and the Caspian Sea region which did not repeat at the same levels during 2008. Orders for oil, gas and water separation applications were down 12% in 2008 as compared to the same period in 2007 primarily due to the timing of order placement.

The V&M segment received orders totaling $1.6 billion in 2008, an increase of $258.0 million, or 19.6%, from $1.3 billion in 2007. Distributed valve orders and aftermarket orders were up 33% and 14%, respectively, due mainly to higher commodity prices and activity levels in the U.S. and improved market conditions in Canada. Measurement orders increased nearly 30% as a result of increased demand for equipment to be used for nuclear and oil and gas applications, mostly in the U.S. Demand for equipment for a major subsea flow line construction project was a primary factor leading to a 12% increase in awards for engineered valves during 2008 as compared to 2007. Additionally, strong demand, mainly from customers in the United States, for equipment to be used in gas processing, refinery and aviation fuel and ethanol storage applications led to a 17% increase in orders of process valves during 2008.

Orders in the CS segment for 2008 totaled $711.7 million, up $63.0 million, or 9.7%, from $648.7 million in 2007. Centrifugal compression equipment orders increased 13% in 2008 as compared to 2007 primarily due to (i) a nearly 8% increase in demand across all product lines for plant air equipment, (ii) a 9% increase in orders, primarily from customers in the Asia Pacific region as well as Europe and Africa, for engineered air machines primarily designed for air separation and engineered industrial air applications, and (iii) a 29% increase in the centrifugal aftermarket business, as a result of stronger demand for legacy and spare unit parts and repairs. Reciprocating compression equipment orders were up 6% for 2008 compared to 2007 due mainly to (i) a 33% increase in orders for Superior compressors, primarily from customers in the United States, Latin America and the Asia Pacific region and (ii) an 8% increase in demand for Ajax units as strong order levels from customers in the Far East more than offset a decline in demand from packagers in the United States.

Backlog was as follows:

(dollars in millions)	December 31, 2008	December 31, 2007	Increase
DPS	**$ 4,416.8**	$ 3,203.0	$ 1,213.8
V&M	**749.2**	685.2	64.0
CS	**440.5**	380.1	60.4
	$5,606.5	$ 4,268.3	$ 1,338.2

RECENT PRONOUNCEMENTS

In December 2008, the FASB issued FASB Staff Position 132(R)-1 (FSP FAS 132(R)-1) that provides additional disclosure requirements for postretirement benefit plan assets. Once the Company adopts this FSP prospectively on December 31, 2009, the Company will be required to disclose how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure fair value of the plan's assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period, and significant concentrations of risk within the plan assets. The Company will provide the required level of disclosures regarding postretirement benefit plan assets for its defined benefit pension plans and other postretirement benefit plans following adoption on December 31, 2009.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position APB 14-1 (FSP APB 14-1), which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements). This FSP requires the issuer of a convertible debt instrument within its scope to separately account for the liability and equity components of the instrument in a manner that will reflect the entity's nonconvertible debt borrowing rate for interest cost when recognized in subsequent periods. This standard applies to the Company's existing 1.5% convertible debentures due 2024 (1.5% Convertible Debentures) and 2.5% convertible debentures due June 15, 2026 (2.5% Convertible Debentures), totaling in aggregate $631,109,000 at December 31, 2008. This FSP will be applied retrospectively to all periods presented in our financial statements once it becomes effective January 1, 2009.

Upon adoption of FSP APB 14-1, effective January 1, 2009, approximately $83,200,000 of the carrying value of the 1.5% and 2.5% Convertible Debentures will be retrospectively reclassified to either temporary or permanent equity as of January 1, 2007, in order to represent the estimated remaining value of the conversion option in the convertible debentures at that date. Additionally, beginning retained earnings as of January 1, 2007, will be retrospectively decreased by approximately $15,100,000 to reflect the amount of additional interest expense, net of tax, that would have been recorded as of that date from amortization of the discount on the Company's 1.5% and 2.5% Convertible Debentures as if those debentures had been accounted for under FSP APB 14-1 since their issuance. The bifurcation of the assumed liability portion of the debt and the assumed portion of the debt representing the conversion option was based on estimated market borrowing rates of 4.85% and 5.9%, respectively, for debt instruments similar to the 1.5% and 2.5% Convertible Debentures, excluding the conversion options in those debentures. The discount assigned to the convertible debentures in order to result in interest expense equal to the non-convertible debt borrowing rates mentioned above will be accreted to interest expense over an estimated five-year life of the convertible debentures. The estimated life is consistent with an option in the debentures allowing holders to require the Company to repurchase the debentures in whole or in part for principal plus accrued and unpaid interest five years following the date of issuance. Accordingly, upon adoption of FSP APB 14-1, the Company's historical income statements will be retrospectively revised to show approximately $20,500,000 of additional pre-tax non-cash interest expense, or $0.06 per diluted share, in 2007 and approximately $21,700,000 of additional pre-tax non-cash interest expense, or $0.06 per diluted share, in 2008. Furthermore, in accordance with the requirements of this FSP, the Company's historical income statement for 2008 will also be retrospectively revised to reflect a gain of $2,600,000 in connection with the conversion of $106,891,000 principal amount of the 1.5% Convertible Debentures that occurred during 2008. Upon adoption, the Company's consolidated balance sheet at December 31, 2008 will reflect an increase of $22,100,000 for temporary equity and an increase of $42,500,000 for capital in excess of par value.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The Company will provide the level of required disclosures regarding its use of derivative instruments upon adoption of this new standard, effective January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combinations (SFAS 141R) and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These two standards must be adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to SFAS 141R and SFAS 160 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers' shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition and (g) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. The Company anticipates these new standards will significantly affect the Company's accounting for future business combinations following adoption on January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument-by-instrument basis. SFAS 159 became effective for the Company as of January 1, 2008; however, the Company did not elect to measure any additional financial instruments at fair value as a result of adopting SFAS 159. Therefore, there was no impact on the Company's financial statements at the time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company adopted the provisions of SFAS 157 relating to financial assets and liabilities and other assets and liabilities carried at fair value on a recurring basis effective on January 1, 2008, as required. As allowed by FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, the Company elected to defer the adoption of SFAS 157 with respect to all remaining nonfinancial assets and liabilities until January 1, 2009. There was no material impact on the Company's financial statements at the time of adoption; however, the Company does expect that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

With respect to the January 1, 2008 adoption of SFAS 157, the Company determines the fair value of its outstanding foreign currency forward contracts based on quoted forward exchange rates for the respective currencies applicable to similar instruments (Level 2 observable market inputs as defined in SFAS 157).

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased by $881.1 million to $1.6 billion at December 31, 2008 as compared to $739.9 million at December 31, 2007. The main reasons for the increase were (i) positive cash flow from operations of $987.6 million, (ii) net proceeds after issuance costs of approximately $742.4 million received from the Company's issuance of senior notes in June 2008 (see Note 9 of the Notes to the Consolidated Financial Statements for additional information) and (iii) additional net short-term debt borrowings totaling approximately $31.9 million, primarily made under the Company's $585.0 million multicurrency revolving credit facility. These cash inflows more than offset cash outflows from (i) the purchase of nearly 7.0 million shares of treasury stock for a total cash cost of $279.4 million, (ii) the acquisition of certain assets and liabilities of seven businesses during 2008 totaling $191.7 million, (iii) debt repayments totaling $106.9 million associated with the conversion by holders of certain of the 1.5% Convertible Debentures during 2008 and (iv) capital expenditures of $272.2 million.

During 2008, the Company generated $987.6 million of cash from operations as compared to $451.7 million for 2007. The primary reasons for the increase were the higher level of earnings in 2008 and the cash generated from working capital reductions in 2008 as compared to the cash needed for working capital growth during 2007. Net income for 2008 totaled $593.7 million, an increase of $92.9 million from 2007. Cash totaling approximately $190.4 million was generated in 2008 from working capital reductions compared to $269.5 million utilized for working capital growth during 2007. During 2008, working capital declined as accounts payable and accrued liabilities grew at a faster pace than inventory and accounts receivable. The increase in accounts receivable represents strong revenue growth during the year. A 31.4% increase in backlog and a 40.1% increase in order levels contributed to higher year-end levels of inventory and accounts payable and accrued liabilities. In addition, the amount of advances received from customers increased by more than $99.4 million as of December 31, 2008 as compared to December 31, 2007. An increased investment in inventory, higher receivables and higher income tax payments, partially offset by higher accounts payable and accrued liabilities, accounted for a majority of the cash utilized to increase working capital during 2007.

The Company utilized $460.0 million of cash for investing activities during 2008 as compared to $312.9 million during 2007. Most of the increase was due to the additional cash cost of acquisitions. During 2008, the Company spent $191.7 million in connection with the acquisition of certain assets and liabilities of seven businesses (see Note 2 of the Notes to the Consolidated Financial Statements for additional information) compared to $76.4 million of cash utilized during 2007 for acquisitions. Additionally, $272.2 million of cash was spent for capital expenditures in 2008 compared to $245.6 million in 2007.

During 2008, the Company's financing activities generated $415.1 million of cash compared to $447.1 million of cash utilized during 2007. In June 2008, the Company received net proceeds after issuance costs of approximately $742.4 million from issuance of long-term senior notes with maturities of 10 and 30 years. Net short-term debt borrowings of $31.9 million were also made during 2008, most of which related to amounts borrowed internationally for working capital purposes utilizing the Company's $585.0 million multicurrency revolving credit facility. During 2008, a total of $106.9 million of the 1.5% Convertible Debentures were repaid as a result of conversion of those debentures by their holders. During 2007, the Company repaid $200.0 million of its 2.65% senior notes upon maturity in April 2007. Additionally, the Company spent $279.4 million of cash in 2008 to acquire nearly 7.0 million shares of treasury stock as compared to $321.9 million spent in 2007 to acquire 10.7 million shares.

The Company expects to spend an estimated $200 million for capital equipment and facilities during 2009 in connection with its program of improving manufacturing efficiency and expanding capacity, including approximately $100 million to complete the expansion of the existing Malaysian subsea facility and a new Romanian plant designed to produce equipment for the surface wellhead market. Cash on hand and future expected operating cash flows will be utilized to fund the Company's 2009 capital spending program.

On a longer-term basis, the Company issued $450.0 million of 6.375% 10-year senior notes and $300.0 million of 7.0% 30-year senior notes in June 2008. The Company also has outstanding $131.1 million of 1.5% Convertible Debentures in addition to $500.0 million of 2.5% Convertible Debentures. Holders of the 1.5% Convertible Debentures could require the Company to redeem them beginning in May 2009. Holders of the Company's 2.5% Convertible Debentures could also require the Company to redeem them beginning in June 2011. At December 31, 2008, neither the 1.5% nor the 2.5% Convertible Debentures met the requirements to allow for conversion by the holders of the debt.

Despite the current uncertainty and volatility in the credit markets, the Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs with the existing $1.6 billion of cash on hand, expected cash flow from future operating activities and amounts available under its $585.0 million five-year multicurrency revolving credit facility, which expires on April 14, 2013.

The Company has finalized the settlement of all of its remaining obligations under its U.S. defined benefit pension plans during the fourth quarter of 2008. Following settlement, the Company had approximately $5.3 million of pension assets remaining. These assets will be used by the Company to fund its future matching obligations under its existing U.S. defined contribution plans.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2008.

(dollars in millions)		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Debt (a)	$ 1,404.5	$ 156.5	$ 500.0	$ —	$ 748.0
Capital lease obligations (b)	14.3	5.7	6.4	2.2	—
Operating leases	136.4	22.8	41.8	32.8	39.0
Purchase obligations (c)	872.9	849.2	21.5	1.1	1.1
Minimum required contributions to funded defined benefit pension plans (d)	8.5	8.5	—	—	—
Benefit payments expected for unfunded pension and postretirement benefit plans	10.1	1.4	2.2	2.0	4.5
Unrecognized tax benefits (e)	9.0	9.0	—	—	—
Total contractual cash obligations	$ 2,455.7	$ 1,053.1	$ 571.9	$ 38.1	$ 792.6

(a) See Note 9 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for early redemption of the 1.5% Convertible Debentures in 2009 and the 2.5% Convertible Debentures in 2011.

(b) Payments shown include interest.

(c) Represents outstanding purchase orders entered into in the ordinary course of business.

(d) The Company does not estimate its future minimum required contributions beyond one year. Due to the underfunded nature of the Company's defined benefit pension plans in the U.K. and plan asset losses during 2008, the Company currently anticipates contributing more than the minimum required amount to the plans during 2009, potentially up to nearly $40.0 million in total.

(e) The balance shown represents the portion of the Company's unrecognized tax benefits recorded as a current liability at December 31, 2008. The remaining balance of unrecognized tax benefits totaling $37.6 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)	Amount of Commitment Expiration by Period				
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	**Total Commitment**	**Less Than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Committed lines of credit	$ 585.0	$ —	$ —	$ 585.0	$ —
Standby letters of credit and bank guarantees	730.1	238.5	349.9	75.5	66.2
Financial letters of credit	13.5	13.5	—	—	—
Insurance bonds	6.7	6.0	0.6	0.1	—
Other financial guarantees	4.9	0.9	—	4.0	—
Total commercial commitments	$ 1,340.2	$ 258.9	$ 350.5	$ 664.6	$ 66.2

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2008, the Company had $730.1 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2008 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

FACTORS THAT MAY AFFECT FINANCIAL CONDITION AND FUTURE RESULTS

The current turmoil and uncertainty in the public and private credit markets could adversely impact the ability of the Company's customers to finance future purchases of equipment or could adversely impact the Company's ability to finance its future operational and capital needs.

The public and private credit markets in the United States and around the world are currently severely constricted due to economic concerns regarding past mortgage and other lending practices, current housing values and the present state of various world economies. The current uncertainty and turmoil in the credit markets has, in certain cases, negatively impacted the ability of customers to finance purchases of the Company's equipment which will, in the short-term, result in a decline in sales, profitability and operating cash flows of the Company. Although the Company does not currently anticipate a need to access the credit markets for new financing in the short-term, a prolonged constriction on future lending by banks or investors could also result in higher interest rates on future debt obligations of the Company or could restrict the Company's ability to obtain sufficient financing to meet its long-term operational and capital needs or could limit its ability in the future to consummate significant business acquisitions to be paid for in cash.

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the Company expects that the substantial decline in oil and gas prices during the latter half of 2008, combined with the currently constricted credit markets, will cause a reduction in future short-term spending by the Company's customers during 2009 which will negatively impact the Company's expected 2009 revenues and profitability.

Factors that contribute to the volatility of oil and gas prices include, but are not limited to, the following:

- demand for oil and gas, which is impacted by economic and political conditions and weather;
- the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;
- the level of production from non-OPEC countries;
- policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East.

Cancellation of orders in backlog are possible

The Company has already experienced cancellation of orders in backlog and may experience more. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company's customers cancel existing purchase orders, future profitability could be further negatively impacted.

At December 31, 2008, the Company had a backlog of orders for equipment to be used on deepwater drilling rigs of approximately $825.3 million, including approximately $431.1 million of equipment ordered for rigs whose construction was not supported by a pre-existing contract with an operator. Cancellations of orders to date have totaled approximately $143.6 million. The Company has also experienced cancellation of existing orders in certain of its base businesses to date. If oil and gas prices continue to decline or stay at current levels for an extended period of time, further order cancellations or delays in expected shipment dates may occur.

The inability of the Company to deliver its backlog on time could affect the Company's future sales and profitability and its relationships with its customers.

At December 31, 2008, the Company's backlog was $5.6 billion, one of the highest levels in its history. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company's financial performance and thus cause adverse changes in the market price of the Company's outstanding common stock and other publicly-traded financial instruments.

The Company has embarked on a significant capital expansion program.

The Company has spent $245.6 million in 2007 and $272.2 million in 2008 on capital expenditures for new machine tools and other equipment, including expenditures for expanding its subsea facility in Malaysia and for building a new facility in Romania. For 2009, the Company expects full-year capital expenditures of approximately $200.0 million. To the extent this program of upgrading machine tools, manufacturing technologies, processes and facilities in order to improve efficiency and address expected market demand for the Company's products causes disruptions in the Company's plants, or the needed machine tools or facilities are not delivered and installed or in use as currently expected, the Company's ability to deliver existing or future backlog may be negatively impacted. In addition, if the program does not result in the expected efficiencies, future profitability may be negatively impacted.

Execution of subsea systems projects exposes the Company to risks not present in its surface business.

This market is significantly different from the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. The Company's subsea business unit received orders in the amount of $2.7 billion during 2008, a record level. Several of these orders are substantially more complex and involve substantially more risk than previous projects. To the extent the Company experiences unplanned efficiencies or difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be positively or negatively impacted. The Company accounts for its subsea projects, as well as separation and drilling projects, using SOP 81-1. In accordance with SOP 81-1, the Company estimates the expected margin on these projects and recognizes this margin as units are completed. Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies, and availability and cost of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. If the Company experiences cost underruns or overruns, the expected margin could increase or decline. In accordance with SOP 81-1, the Company would record a cumulative adjustment to increase or reduce the margin previously recorded on the related project. Subsea projects accounted for approximately 13.0% of total revenues for the year ended December 31, 2008. As of December 31, 2008, the Company had a subsea systems project backlog of approximately $2.1 billion.

Fluctuations in worldwide currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the dollar strengthens against these same currencies.

The Company's worldwide operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

The economic risks of doing business on a worldwide basis include the following:

- volatility in general economic, social and political conditions;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

The Company is subject to trade regulations that expose the Company to potential liability.

Doing business on a worldwide basis also puts the Company and its operations at risk due to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations impose a range of restrictions and/or duties on importation and exportation, operations, trade practices, trade partners and investment decisions. The Company has received inquiries regarding its compliance with certain such laws and regulations from several U.S. federal agencies.

The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems when compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or a culture where requests for improper payments are not discouraged. Maintaining and administering an effective U.S. Foreign Corrupt Practices Act (FCPA) compliance program in these environments presents greater challenges to the Company than is the case in other, more developed countries. With respect to FCPA compliance, the Company received a voluntary request for information in September 2005 from the U.S. Securities and Exchange Commission (SEC) regarding certain of the Company's West African activities and responded to this request.

As discussed in Note 18 of the Notes to Consolidated Financial Statements, in July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on its use of a customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the customs clearance broker may have involved violations of the FCPA. The Company is conducting an internal investigation in response, as discussed below, and is providing the requested information to the DOJ.

The Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the customs clearance broker in Nigeria and Angola to determine if any payments made to or by the customs clearance broker on the Company's behalf constituted a violation of the FCPA. The investigation is also looking into activities of Company employees and agents with respect to immigration matters and importation permitting in Nigeria. To date, the special counsel has found that the Company utilized certain services in Nigeria offered by the customs clearance broker that appear to be similar to services that have been under review by the DOJ. Similar issues do not appear to be present in Angola. Special counsel is reviewing these and other services and activities to determine whether they were conducted in compliance with all applicable laws and regulations. Special counsel is also reviewing the extent, if any, of the Company's knowledge, and involvement in the performance of these services and activities, and whether the Company fulfilled its obligations under the FCPA.

In addition, the SEC is conducting an informal inquiry into the same matters currently under review by the DOJ. As part of this inquiry the SEC has requested that the Company provide to them the information and documents that have been requested by and are being provided to the DOJ. The Company is cooperating fully with the SEC, as it is doing with the DOJ, and is providing the requested materials. Both agencies have requested, and been granted, an extension of the statute of limitations with respect to matters under review until January 2010. At this stage of the internal investigation, the Company cannot predict the ultimate outcome of either the internal investigation or the government inquiries. The Company has also undertaken an enhanced compliance training effort for its personnel, including foreign operations personnel dealing with customs clearance regulations and hired a Chief Compliance Officer in September 2008 to assume all legal compliance matters for the Company.

Compliance with U.S. trade sanctions and embargoes also pose a risk to the Company since it deals with its business on a worldwide basis through various incorporated and unincorporated entities. The U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) made an inquiry regarding a bank guarantee the Company attempted to establish for a sale to a Burmese entity in December 2008. OFAC also made an inquiry regarding U.S. involvement in a United Kingdom subsidiary's commercial and financial activity relating to Iran in September 2004 and the U.S. Department of Commerce made an inquiry regarding sales by another United Kingdom subsidiary to Iran in February 2005. The Company has responded to the first inquiry but has not yet had a response from OFAC. The Company responded to the two other inquiries and has not received any additional requests related to these matters. The Company's policy is to not do business with, and has restricted its non-U.S. subsidiaries and persons from taking orders from countries with respect to which the United States has imposed sanctions, which include Iran, Syria, Sudan, North Korea and Cuba and to monitor its business with Burma to ensure compliance with U.S. regulations. In connection with the Company's decision to cease taking orders from these countries in 2006, one of its non-U.S. subsidiaries divested its interest in a joint venture doing business in Iran to an Iranian national in exchange for an $11.4 million note. The first installment of this note becomes due and payable in the first quarter of 2009. The Company does not do business, directly or through any subsidiary, and has had no recent correspondence regarding collection with this venture. If the first payment is not received, the Company will have to re-evaluate the collectability of this note.

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment Audit initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey resulted in a finding that the Company had deficiencies in its U.S. Customs compliance process and had underpaid customs duties. The Company has taken corrective action and will close out all matters regarding duties owed on prior shipments in March 2009, which will require the payment of an additional $1.7 million for previously underpaid duties. The Company expects that assessment compliance testing will be completed and the Focused Assessment Audit will be concluded by the third quarter of 2009.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

ENVIRONMENTAL REMEDIATION

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2008, the Company's consolidated balance sheet included a noncurrent liability of $6.8 million for environmental matters.

ENVIRONMENTAL SUSTAINABILITY

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites. The Company has an active health, safety and environmental audit program in place throughout the world.

MARKET RISK INFORMATION

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company's financial results. The impact on the Company's financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or payments in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2008. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling or valve contracts involving the Company's United States operations and its wholly-owned subsidiaries in Brazil, Ireland, Italy, Romania, Singapore and the United Kingdom. Information relating to the contracts and the fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2008 and 2007 follows:

(amounts in millions except exchange rates)	December 31, 2008 Year of Contract Expiration 2009	2010	2011	Total	December 31, 2007
Buy BRL/Sell EUR:					
Notional amount to sell (in EUR)	20.6	2.6	—	23.2	2.6
Average BRL to EUR contract rate	2.5788	2.6702	—	2.5889	2.5918
Average BRL to EUR at December 31, 2008	3.4454	3.5258	—	3.4544	2.6355
Fair value at December 31, 2008 in U.S. dollars				$ (8.1)	$ 0.1
Buy BRL/Sell USD:					
Notional amount to sell (in USD)	10.4	—	—	10.4	27.0
Average BRL to USD contract rate	1.6965	—	—	1.6965	1.8610
Average BRL to USD at December 31, 2008	2.3775	—	—	2.3775	1.8377
Fair value at December 31, 2008 in U.S. dollars				$ (3.0)	$ 0.2
Buy EUR/Sell GBP:					
Notional amount to buy (in EUR)	40.7	8.1	0.7	49.5	0.9
Average EUR to GBP contract rate	1.2536	1.2417	1.2316	1.2513	1.3690
Average EUR to GBP at December 31, 2008	1.0399	1.0433	1.0435	1.0405	1.3555
Fair value at December 31, 2008 in U.S. dollars				$ 11.6	$ —
Buy EUR/Sell USD:					
Notional amount to buy (in EUR)	15.7	—	—	15.7	57.4
Average EUR to USD contract rate	1.4754	—	—	1.4754	1.3882
Average EUR to USD at December 31, 2008	1.3963	—	—	1.3963	1.4585
Fair value at December 31, 2008 in U.S. dollars				$ (1.2)	$ 4.5
Buy GBP/Sell USD:					
Notional amount to buy (in GBP)	1.9	1.6	1.4	4.9	—
Average USD to GBP contract rate	1.6738	1.6849	1.6735	1.6774	—
Average USD to GBP at December 31, 2008	1.4503	1.4475	1.4408	1.4467	—
Fair value at December 31, 2008 in U.S. dollars				$ (1.1)	$ —
Sell BRL/Buy USD:					
Notional amount to buy (in USD)	10.0	—	—	10.0	12.8
Average BRL to USD contract rate	1.9409	—	—	1.9409	1.9130
Average BRL to USD at December 31, 2008	2.4403	—	—	2.4403	1.9081
Fair value at December 31, 2008 in U.S. dollars				$ 2.0	$ 0.1
Sell USD/Buy EUR:					
Notional amount to sell (in USD)	98.2	19.6	—	117.8	36.5
Average USD to EUR contract rate	1.5034	1.5248	—	1.5069	1.3918
Average USD to EUR at December 31, 2008	1.3938	1.3886	—	1.3929	1.4598
Fair value at December 31, 2008 in U.S. dollars				$ (8.9)	$ 1.8
Sell USD/Buy GBP:					
Notional amount to sell (in USD)	116.0	37.8	2.3	156.1	13.6
Average USD to GBP contract rate	1.9238	1.8932	1.8721	1.9155	1.8029
Average USD to GBP at December 31, 2008	1.4504	1.4484	1.4428	1.4498	1.9658
Fair value at December 31, 2008 in U.S. dollars				$ (37.9)	$ 1.2
Other Currencies:					
Fair value at December 31, 2008 in U.S. dollars				$ 0.7	$ —

Interest Rates

The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable-interest rate borrowings. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in the fair value of its debt due to changes in market interest rates and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

The Company has performed a sensitivity analysis to determine how market rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's fixed-rate debt positions by approximately $71.8 million at December 31, 2008 ($62.6 million at December 31, 2007), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed rate debt by $63.9 million at December 31, 2008 ($62.1 million at December 31, 2007). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

The fair values of the short-term borrowings under the Company's revolving credit facility, the 6.375% 10-year Senior Notes and the 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates. The fair values of the 1.5% and 2.5% Convertible Debentures are principally dependent on both prevailing interest rates and the Company's current share price as it relates to the initial conversion price of the respective instruments. Since the Company typically borrows or renews its outstanding borrowings under its revolving credit facility at current interest rates for 30-day periods, changes in interest rates tend to impact the Company's cash flows over time more so than the fair market value of this portion of the Company's debt.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

Management's Report on Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and the internal audit department report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2008, based on the framework established in "Internal Control – Integrated Framework". However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the seven businesses acquired during 2008 for a total cash cost of approximately $191.7 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded. These operations constituted less than 5% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2008.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2008, has issued a report on their audit of management's internal control over financial reporting, which is included herein.



Jack B. Moore
President and
Chief Executive Officer

Date: February 24, 2009



Charles M. Sledge
Senior Vice President and
Chief Financial Officer

Date: February 24, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the seven businesses acquired during 2008 for a total cash cost of approximately $191.7 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which are included in the 2008 consolidated financial statements of the Company and constituted less than 5% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the seven businesses acquired during 2008 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related statements of consolidated results of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 24, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2008 and 2007, and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 of the Notes to Consolidated Financial Statements, the Company adopted, effective January 1, 2007, the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes". The Company also adopted, effective December 31, 2006, Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon

Ernst + Young LLP

Houston, Texas
February 24, 2009

Consolidated Results of Operations

(dollars in thousands, except per share data)	Year Ended December 31, 2008	2007	2006
Revenues	**$ 5,848,877**	$ 4,666,368	$ 3,742,907
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**4,127,931**	3,242,238	2,601,072
Selling and administrative expenses	**668,296**	577,588	528,568
Depreciation and amortization	**132,079**	109,774	101,350
Interest income	**(27,350)**	(30,745)	(26,939)
Interest expense	**49,667**	23,313	20,677
Charge for pension plan termination	**26,196**	35,725	—
Acquisition integration costs	**—**	—	29,578
Total costs and expenses	**4,976,819**	3,957,893	3,254,306
Income before income taxes	**872,058**	708,475	488,601
Income tax provision	**(278,332)**	(207,615)	(170,785)
Net income	**$ 593,726**	$ 500,860	$ 317,816
Earnings per common share:			
Basic	**$ 2.73**	$ 2.28	$ 1.40
Diluted	**$ 2.60**	$ 2.16	$ 1.36

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(dollars in thousands, except shares and per share data)	December 31, 2008	2007
Assets		
Cash and cash equivalents	**$ 1,621,046**	$ 739,916
Receivables, net	**950,362**	797,471
Inventories, net	**1,336,925**	1,413,403
Other	**148,110**	121,141
Total current assets	**4,056,443**	3,071,931
Plant and equipment, net	**931,647**	821,104
Goodwill	**709,217**	647,819
Other assets	**205,064**	189,965
Total assets	**$ 5,902,371**	$ 4,730,819
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 162,064**	$ 8,766
Accounts payable and accrued liabilities	**1,854,152**	1,677,054
Accrued income taxes	**95,545**	7,056
Total current liabilities	**2,111,761**	1,692,876
Long-term debt	**1,256,385**	745,128
Postretirement benefits other than pensions	**7,794**	15,766
Deferred income taxes	**85,809**	68,646
Other long-term liabilities	**121,066**	113,439
Total liabilities	**3,582,815**	2,635,855
Commitments and contingencies	**–**	–
Stockholders' equity:		
Common stock, par value $.01 per share, 400,000,000 shares authorized, 236,316,873 shares issued at December 31, 2008 and 232,341,726 shares issued at December 31, 2007	**2,363**	2,324
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**–**	–
Capital in excess of par value	**1,188,791**	1,160,814
Retained earnings	**1,850,744**	1,256,822
Accumulated other elements of comprehensive income	**(84,218)**	101,004
Less: Treasury stock at cost, 19,424,120 shares at December 31, 2008 and 14,332,927 shares at December 31, 2007	**(638,124)**	(426,000)
Total stockholders' equity	**2,319,556**	2,094,964
Total liabilities and stockholders' equity	**$ 5,902,371**	$ 4,730,819

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

(dollars in thousands)	Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 593,726**	$ 500,860	$ 317,816
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**98,728**	81,458	75,909
Amortization	**33,351**	28,316	25,441
Non-cash charge for pension plan termination	**26,196**	35,725	—
Non-cash stock compensation expense	**35,627**	31,383	25,568
Non-cash write-off of assets associated with acquisition integration efforts	**—**	—	10,525
Tax benefit of employee stock compensation plan transactions and deferred income taxes	**9,541**	43,455	60,345
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:			
Receivables	**(157,899)**	(69,223)	(81,762)
Inventories	**(9,325)**	(355,215)	(269,771)
Accounts payable and accrued liabilities	**278,973**	219,503	382,854
Other assets and liabilities, net	**78,659**	(64,542)	(414)
Net cash provided by operating activities	**987,577**	451,720	546,511
Cash flows from investing activities:			
Capital expenditures	**(272,248)**	(245,589)	(184,830)
Acquisitions, net of cash acquired	**(191,681)**	(76,386)	(28,846)
Proceeds from sale of plant and equipment	**3,903**	9,056	16,638
Net cash used for investing activities	**(460,026)**	(312,919)	(197,038)
Cash flows from financing activities:			
Short-term loan borrowings (repayments), net	**31,859**	(200,707)	(308)
Redemption of convertible debt securities	**(106,891)**	—	—
Issuance of long-term senior notes	**747,922**	—	500,000
Debt issuance costs	**(5,550)**	—	(8,630)
Purchase of treasury stock	**(279,393)**	(321,913)	(282,191)
Proceeds from stock option exercises	**17,628**	52,784	76,002
Excess tax benefits of employee stock compensation plan transactions	**16,986**	28,034	16,580
Principal payments on capital leases	**(7,434)**	(5,312)	(4,401)
Net cash provided by (used for) financing activities	**415,127**	(447,114)	297,052
Effect of translation on cash	**(61,548)**	14,692	25,041
Increase (decrease) in cash and cash equivalents	**881,130**	(293,621)	671,566
Cash and cash equivalents, beginning of year	**739,916**	1,033,537	361,971
Cash and cash equivalents, end of year	**$ 1,621,046**	$ 739,916	$1,033,537

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders' Equity

(dollars in thousands)		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Elements of Comprehensive Income	Treasury Stock	Total
Balance – December 31, 2005	$ 1,156	1,113,001	$ 443,142	$ 37,464	$ —	$1,594,763
Net income			317,816			317,816
Foreign currency translation				57,130		57,130
Change in fair value of derivatives accounted for as cash flow hedges, net of $6,222 in taxes				13,468		13,468
Other comprehensive income from derivative transactions recognized in current year earnings, net of $116 in taxes				(251)		(251)
Minimum pension liability, net				(337)		(337)
Comprehensive income						387,826
Adjustment to initially apply FASB Statement No. 158, net of $44,382 in taxes				(91,148)		(91,148)
Non-cash stock compensation expense		25,568				25,568
Purchase of treasury stock					(282,191)	(282,191)
Common and treasury stock issued under stock option and other employee benefit plans	6	(28,804)			103,777	74,979
Tax benefit of employee stock compensation plan transactions		23,284				23,284
Other		7,716			642	8,358
Balance – December 31, 2006	1,162	1,140,765	760,958	16,326	(177,772)	1,741,439
Net income			500,860			500,860
Foreign currency translation				59,686		59,686
Change in fair value of derivatives accounted for as cash flow hedges, net of $2,803 in taxes				5,011		5,011
Other comprehensive income from derivative transactions recognized in current year earnings, net of $2,225 in taxes				(4,583)		(4,583)
Pension settlement loss, net of $14,422 in taxes				23,282		23,282
Pension curtailment gain, net of $757 in taxes				(1,222)		(1,222)
Actuarial loss, net of amortization				2,504		2,504
Comprehensive income						585,538
Adjustment to initially apply FIN 48		(2,000)	(4,996)			(6,996)
Non-cash stock compensation expense		31,383				31,383
Purchase of treasury stock					(341,423)	(341,423)
Common and treasury stock issued under stock option and other employee benefit plans		(40,411)			93,195	52,784
Tax benefit of employee stock compensation plan transactions		32,239				32,239
Stock split	1,162	(1,162)				—
Balance – December 31, 2007	2,324	1,160,814	1,256,822	101,004	(426,000)	2,094,964
Net income			**593,726**			**593,726**
Foreign currency translation				**(169,378)**		**(169,378)**
Loss on treasury locks, net of amortization and taxes				**(1,192)**		**(1,192)**
Change in fair value of derivatives accounted for as cash flow hedges, net of 26,920 in taxes				**(47,245)**		**(47,245)**
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1,421 in taxes				**3,254**		**3,254**
Pension settlement loss, net of $9,693 in taxes				**16,503**		**16,503**
Impact after currency effects of actuarial gains/losses and plan amendments, net of $3,917 in taxes				**7,911**		**7,911**
Amortization of net actuarial losses and prior service credits, net of $2,295 in taxes				**5,219**		**5,219**
Comprehensive income						**408,798**
Adjustment for change in measurement date for postretirement benefit plans			**196**	**(294)**		**(98)**
Non-cash stock compensation expense		**35,627**				**35,627**
Purchase of treasury stock					**(259,883)**	**(259,883)**
Treasury stock issued under stock option and other employee benefit plans		**(30,159)**			**47,759**	**17,600**
Tax benefit of employee stock compensation plan transactions		**22,548**				**22,548**
Stock issued for conversion of convertible debt	**39**	**(39)**				**—**
Balance – December 31, 2008	**$ 2,363**	**$ 1,188,791**	**$1,850,744**	**$ (84,218)**	**$ (638,124)**	**$ 2,319,556**

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

Company Operations — Cameron International Corporation (Cameron or the Company) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

The Company's operations are organized into three business segments — Drilling and Production Systems (DPS), Valves & Measurement (V&M) and Compression Systems (CS). Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total cost of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts accounted for under SOP 81-1 are recorded in full in the period in which they became evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies, and availability and cost of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. Approximately 28%, 21% and 17% of the Company's revenues for the years ended December 31, 2008, 2007 and 2006, respectively, was recognized under SOP 81-1.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

Cash Equivalents — The Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Short-term Investments — Investments in available-for-sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. If the Company determines that a loss is other than temporary, such loss will be charged to earnings. No material realized gains or losses on short-term investments were recognized during the years ended December 31, 2008, 2007 and 2006.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 55% of inventories at December 31, 2008 and 50% at December 31, 2007 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2006, the Company reduced its LIFO inventory levels in the CS segment resulting in a liquidation of certain low-cost inventory layers. Accordingly, the Company recorded non-cash LIFO income of $2,091,000 for the year ended December 31, 2006.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery, equipment and tooling	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill — In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. Generally, this review is conducted during the first quarter of each annual period. Due to the significant decline in the Company's stock price during the fourth quarter of 2008 and the large drop in oil and gas prices, an updated analysis was conducted as of the end of 2008. In conducting this review, the Company compared the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2008, 2007 and 2006 evaluations was determined using discounted cash flows or other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Each of the evaluations indicated that no impairment of goodwill was required. The Company's reporting units for SFAS 142 purposes are the Drilling, Surface, Subsea and Petreco Process Systems product lines of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems product lines and the Aftermarket Services business of the V&M segment and the Reciprocating and Centrifugal Compression product lines of the CS segment. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company's business segments.

Intangible Assets — The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required as of December 31, 2008, 2007 or 2006.

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell. No material impairment of long-lived assets was required as of December 31, 2008, 2007 or 2006.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

The Company accounts for uncertainties in its income tax positions under the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. Interest related to an underpayment of income taxes is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 11 of the Notes to Consolidated Financial Statements for further discussion of the Company's income taxes.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — The Company follows the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) with regard to recognition of the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans accounted for under SFAS 158 was December 31, 2008. SFAS 158 did not change the basic approach used by companies to measure plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the Financial Accounting Standards Board (FASB) at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2008 and 2007 and in determining the amount of its net periodic benefit costs for the years ended December 31, 2008, 2007 and 2006.

Stock-Based Compensation — At December 31, 2008, the Company had four stock-based employee compensation plans, which are described in further detail in Note 8 of the Notes to Consolidated Financial Statements. Effective January 1, 2006, compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Under SFAS 123(R), the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2008, 2007 and 2006 have not been material. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at average exchange rates; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at year-end exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $321,000 and $360,000 for the years ended December 31, 2008 and 2007, respectively, and a gain of $14,414,000 for the year ended December 31, 2006.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements — In December 2008, the FASB issued FASB Staff Position 132(R)-1 (FSP FAS 132(R)-1) that provides additional disclosure requirements for postretirement benefit plan assets. Once the Company adopts this FSP prospectively on December 31, 2009, the Company will be required to disclose how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure fair value of the plan's assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period, and significant concentrations of risk within the plan assets. The Company will provide the required level of disclosures regarding postretirement benefit plan assets for its defined benefit pension plans and other postretirement benefit plans following adoption on December 31, 2009.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position APB 14-1 (FSP APB 14-1), which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements). This FSP requires the issuer of a convertible debt instrument within its scope to separately account for the liability and equity components of the instrument in a manner that will reflect the entity's nonconvertible debt borrowing rate for interest cost when recognized in subsequent periods. This standard applies to the Company's existing 1.5% convertible debentures due 2024 (1.5% Convertible Debentures) and 2.5% convertible debentures due 2026 (2.5% Convertible Debentures), totaling in aggregate $631,109,000 at December 31, 2008. This FSP will be applied retrospectively to all periods presented in our financial statements once it becomes effective January 1, 2009.

Upon adoption of FSP APB 14-1, effective January 1, 2009, approximately $83,200,000 of the carrying value of the 1.5% and 2.5% Convertible Debentures will be retrospectively reclassified to either temporary or permanent equity as of January 1, 2007, in order to represent the estimated remaining value of the conversion option in the convertible debentures at that date. Additionally, beginning retained earnings as of January 1, 2007, will be retrospectively decreased by approximately $15,100,000 to reflect the amount of additional interest expense, net of tax, that would have been recorded as of that date from amortization of the discount on the Company's 1.5% and 2.5% Convertible Debentures as if those debentures had been accounted for under FSP APB 14-1 since their issuance. The bifurcation of the assumed liability portion of the debt and the assumed portion of the debt representing the conversion option was based on estimated market borrowing rates of 4.85% and 5.9%, respectively, for debt instruments similar to the 1.5% and 2.5% Convertible Debentures, excluding the conversion options in those debentures. The discount assigned to the convertible debentures in order to result in interest expense equal to the non-convertible debt borrowing rates mentioned above will be accreted to interest expense over an estimated five-year life of the convertible debentures. The estimated life is consistent with an option in the debentures allowing holders to require the Company to repurchase the debentures in whole or in part for principal plus accrued and unpaid interest five years following the date of issuance. Accordingly, upon adoption of FSP APB 14-1, the Company's historical income statements will be retrospectively revised to show approximately $20,500,000 of additional pre-tax non-cash interest expense, or $0.06 per diluted share, in 2007 and approximately $21,700,000 of additional pre-tax non-cash interest expense, or $0.06 per diluted share, in 2008. Furthermore, in accordance with the requirements of this FSP, the Company's historical income statement for 2008 will also be retrospectively revised to reflect a gain of $2,600,000 in connection with the conversion of $106,891,000 principal amount of the 1.5% Convertible Debentures that occurred during 2008. Upon adoption, the Company's consolidated balance sheet at December 31, 2008 will reflect an increase of $22,100,000 for temporary equity and an increase of $42,500,000 for capital in excess of par value.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The Company will provide the level of required disclosures regarding its use of derivative instruments upon adoption of this new standard, effective January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combinations (SFAS 141R) and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These two standards must be adopted in conjunction with each other on a prospective basis. The most significant changes to business combination accounting pursuant to SFAS 141R and SFAS 160 are the following: (a) recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, (b) acquirers' shares issued in consideration for a business combination will be measured at fair value on the closing date, not the announcement date, (c) recognize contingent consideration arrangements at their acquisition date fair values, with subsequent changes in fair value generally reflected in earnings, (d) the expensing of all transaction costs as incurred and most restructuring costs, (e) recognition of pre-acquisition loss and gain contingencies at their acquisition date fair values, with certain exceptions, (f) capitalization of acquired in-process research and development rather than expense recognition and (g) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. The Company anticipates these new standards will significantly affect the Company's accounting for future business combinations following adoption on January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument-by-instrument basis. SFAS 159 became effective for the Company as of January 1, 2008; however, the Company did not elect to measure any additional financial instruments at fair value as a result of adopting SFAS 159. Therefore, there was no impact on the Company's financial statements at the time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company adopted the provisions of SFAS 157 relating to financial assets and liabilities and other assets and liabilities carried at fair value on a recurring basis effective on January 1, 2008, as required. As allowed by FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, the Company elected to defer the adoption of SFAS 157 with respect to all remaining nonfinancial assets and liabilities until January 1, 2009. There was no material impact on the Company's financial statements at the time of adoption; however, the Company does expect that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

Note 2: Acquisitions

During 2008, the Company acquired the assets or capital stock of seven businesses for a total cash purchase price of $191,681,000. In addition, the Company may be required to pay up to approximately $3,000,000 in each of the next two years as additional contingent purchase price for one of the businesses acquired depending on the level of annual financial performance achieved by that business during the next two year period. These businesses were acquired to enhance the Company's product offerings and to strengthen the Company's ability to deliver a broader range of solutions to its customers in the DPS segment's drilling, surface and flow control businesses and in the V&M segment's measurement business. Preliminary goodwill recorded as a result of these acquisitions totaled approximately $119,330,000 at December 31, 2008, approximately 79% of which will be deductible for income tax purposes. Additionally, preliminary identified intangible assets totaling approximately $44,529,000 were also recorded as of December 31, 2008. The Company is still awaiting significant information relating to the fair value of the assets and liabilities of certain of the acquired businesses in order to finalize the purchase price allocations.

During 2007, the Company acquired the assets or capital stock of four businesses for a total cash purchase price of $76,386,000. These businesses were bought to enhance the Company's product offerings in its subsea and oil, gas and water separation applications product lines in the DPS segment and in the measurement and aftermarket businesses of the V&M segment. Total goodwill recorded from these acquisitions was approximately $35,590,000. Adjustments to goodwill totaling nearly $24,140,000 were recorded during 2008 upon the finalization of the purchase price allocations from the prior year acquisitions based on receipt of information in 2008 relating to the fair value of the assets and liabilities acquired and for the recording of certain tax contingencies in connection with the acquired businesses.

Note 3: Receivables

Receivables consisted of the following:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Trade receivables	**$ 897,453**	$ 747,006
Other receivables	**62,557**	58,709
Allowance for doubtful accounts	**(9,648)**	(8,244)
Total receivables	**$ 950,362**	$ 797,471

Note 4: Inventories

Inventories consisted of the following:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Raw materials	**$ 126,649**	$ 121,071
Work-in-process	**403,791**	454,309
Finished goods, including parts and subassemblies	**931,168**	947,254
Other	**10,197**	8,528
	1,471,805	1,531,162
Excess of current standard costs over LIFO costs	**(85,240)**	(67,704)
Allowance for obsolete and excess inventory	**(49,640)**	(50,055)
Total inventories	**$ 1,336,925**	$ 1,413,403

Note 5: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Land and land improvements	**$ 48,067**	$ 50,648
Buildings	**347,034**	337,098
Machinery and equipment	**800,965**	770,894
Tooling, dies, patterns, etc.	**106,511**	97,384
Office furniture & equipment	**123,734**	117,235
Capitalized software	**129,305**	112,243
Assets under capital leases	**28,624**	25,534
Construction in progress	**160,299**	99,191
All other	**22,107**	16,409
	1,766,646	1,626,636
Accumulated depreciation	**(834,999)**	(805,532)
Total plant and equipment	**$ 931,647**	$ 821,104

Changes in goodwill during 2008 were as follows:

(dollars in thousands)	DPS	V&M	CS	Total
Balance at December 31, 2007	$ 305,236	$ 280,361	$ 62,222	$ 647,819
Current year acquisitions	103,883	15,447	–	119,330
Changes primarily associated with adjustments to prior year acquisitions – related to tax contingencies and finalization of purchase price allocations	(15,602)	(8,538)	–	(24,140)
Translation and other	(24,236)	(9,556)	–	(33,792)
Balance at December 31, 2008	$ 369,281	$ 277,714	$ 62,222	$ 709,217

Other assets consisted of the following:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Funded status of overfunded defined benefit pension plans	**$ –**	$ 8,087
Deferred income taxes	**23,507**	29,313
Other intangibles:		
Nonamortizable	**1,368**	1,368
Gross amortizable	**163,050**	118,333
Accumulated amortization	**(46,575)**	(31,813)
Other	**63,714**	64,677
Total other assets	**$ 205,064**	$ 189,965

Amortization associated with the Company's capitalized software and other amortizable intangibles (primarily patents, trademarks, customer lists and other) recorded as of December 31, 2008 is expected to approximate $29,409,000, $21,611,000, $15,923,000, $12,037,000 and $8,424,000 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

Note 6: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Trade accounts payable and accruals	**$ 525,507**	$ 517,692
Salaries, wages and related fringe benefits	**164,411**	155,048
Advances from customers	**855,872**	756,441
Sales-related costs and provisions	**85,565**	87,253
Payroll and other taxes	**39,409**	35,904
Product warranty	**33,551**	29,415
Fair market value of derivatives	**35,715**	241
Other	**114,122**	95,060
Total accounts payable and accrued liabilities	**$1,854,152**	$1,677,054

Additional information relating to the Company's outstanding derivative contracts as of December 31, 2008 may be found in Note 17 of the Notes to Consolidated Financial Statements.

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in thousands):

Balance December 31, 2007	Net Warranty Provisions	Charges Against Accrual	Translation and Other	Balance December 31, 2008
$29,415	$32,603	$(26,025)	$(2,442)	$33,551

Note 7: Employee Benefit Plans

As of December 31, 2008, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.

In June 2007, the Company notified employees and beneficiaries that it had elected to terminate the Cameron International Corporation Retirement Plan (Retirement Plan) as well as certain related unfunded supplemental plans, which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time the Retirement Plan was frozen to new entrants, effective May 1, 2003. In addition, the Company curtailed future benefits from being earned under the Retirement Plan, effective December 31, 2007. The Company distributed the assets of the Retirement Plan in two phases. The first phase occurred during the fourth quarter of 2007 and included former employees who were participants in the Retirement Plan. In connection with this initial distribution of plan assets and the curtailment of future benefits from the Retirement Plan, the Company recorded a pre-tax settlement loss of $37,704,000 and a pre-tax curtailment gain of $1,979,000, for a net charge in 2007 of $35,725,000. During the fourth quarter of 2008, the Company recorded an additional settlement loss of $26,196,000 in connection with the final distribution of plan assets to current employees who were participants in the Retirement Plan and any others not covered by the initial distribution of plan assets during 2007. At December 31, 2008, approximately $5,328,000 of excess plan assets remained following settlement of all remaining plan obligations. These assets are available for use by the Company in meeting its cash funding obligations for matching contributions under the Cameron International Corporation Retirement Savings Plan, a defined contribution 401(k) plan for its eligible United States-based employees.

Certain of the Company's employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Service cost	**$ 3,867**	$ 9,039	$ 8,830	**$ 3**	$ 5	$ 6
Interest cost	**20,315**	25,129	23,046	**1,075**	1,211	1,334
Expected return on plan assets	**(22,113)**	(33,444)	(31,500)	**—**	—	—
Amortization of prior service cost (credit)	**15**	(540)	(525)	**(382)**	(383)	(383)
Amortization of losses (gains) and other	**9,365**	14,065	11,203	**(1,484)**	(1,078)	(979)
Net benefit plan expense (income) before settlement loss and curtailment gain	**11,449**	14,249	11,054	**(788)**	(245)	(22)
Settlement loss	**26,196**	37,704	—	**—**	—	—
Curtailment gain	**—**	(1,979)	—	**—**	—	—
Total net benefit plan expense (income)	**$ 37,645**	$ 49,974	$ 11,054	**$ (788)**	$ (245)	$ (22)
Net benefit plan expense (income):						
U.S. plans	**$ 29,701**	$ 42,065	$ 4,804	**$ (788)**	$ (245)	$ (22)
Foreign plans	**7,944**	7,909	6,250	—	—	—
Total net benefit plan expense (income)	**$ 37,645**	$ 49,974	$ 11,054	**$ (788)**	$ (245)	$ (22)

Included in accumulated other elements of comprehensive income at December 31, 2008 and 2007 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2009:

	December 31, 2008		December 31, 2007		Year Ending December 31, 2009
(dollars in thousands)	**Before Tax**	**After Tax**	**Before Tax**	**After Tax**	**Expected Amortization**
Pension benefits:					
Prior service cost	**$ (44)**	**$ (28)**	$ (58)	$ (36)	$ (14)
Actuarial losses, net	**(75,145)**	**(54,075)**	(113,897)	(79,215)	(5,330)
Post retirement benefits:					
Prior service credit	**5,816**	**3,664**	2,295	1,417	890
Actuarial gains	**18,018**	**11,351**	15,233	9,406	1,915
	$ (51,355)	**$(39,088)**	$ (96,427)	$ (68,428)	$ (2,539)

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2008**	2007	**2008**	2007
Benefit obligation at beginning of year	**$ 389,820**	$ 487,407	**$ 17,825**	$ 23,264
Service cost	**3,867**	9,039	**3**	5
Interest cost	**20,315**	25,129	**1,075**	1,211
Plan participants' contributions	**930**	1,002	**—**	—
Actuarial losses (gains)	**(20,588)**	12,693	**(4,639)**	(3,884)
Exchange rate changes	**(73,144)**	4,387	**—**	—
Benefits and expenses paid from plan assets	**(98,878)**	(70,046)	**—**	—
Benefits paid directly by the Company	**(3,679)**	(522)	**(1,571)**	(2,771)
Plan amendments	**—**	—	**(3,999)**	—
Acquisitions	**2,697**	—	**—**	—
Change in plan measurement date	**—**	—	**269**	—
Curtailments	**—**	(1,695)	**—**	—
Purchase of annuity contracts	**—**	(77,574)	**—**	—
Benefit obligation at end of year	**$ 221,340**	$ 389,820	**$ 8,963**	$ 17,825
Benefit obligation at end of year:				
U.S. plans	**$ 12,872**	$ 99,921	**$ 8,963**	$ 17,825
Foreign plans	**208,468**	289,899	**—**	—
Benefit obligation at end of year	**$ 221,340**	$ 389,820	**$ 8,963**	$ 17,825

The total accumulated benefit obligation for the Company's defined benefit pension plans was $194,813,000 and $350,849,000 at December 31, 2008 and 2007, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2008**	2007	**2008**	2007
Fair value of plan assets at beginning of year	**$ 368,381**	$ 467,428	**$ —**	$ —
Actual return on plan assets	**(21,076)**	35,860	**—**	—
Actuarial gains	**—**	—	**—**	—
Company contributions	**12,225**	8,463	**—**	—
Plan participants' contributions	**930**	1,002	**—**	—
Exchange rate changes	**(65,359)**	3,248	**—**	—
Acquisitions	**2,585**	—	**—**	—
Purchase of annuity contracts	**—**	(77,574)	**—**	—
Benefits and expenses paid from plan assets	**(102,557)**	(70,046)	**—**	—
Fair value of plan assets at end of year	**$ 195,129**	$ 368,381	**$ —**	$ —
Fair value of plan assets at end of year:				
U.S. plans	**$ 15,764**	$ 102,707	**$ —**	$ —
Foreign plans	**179,365**	265,674	**—**	—
Fair value of plan assets at end of year	**$ 195,129**	$ 368,381	**$ —**	$ —

The funded status of the Company's defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2008**	2007	**2008**	2007
Overfunded plans	**$ 5,328**	$ 8,087	**$ —**	$ —
Underfunded plans	**(31,539)**	(29,526)	**(8,963)**	(17,825)
Funded status	**$ (26,211)**	$ (21,439)	**$ (8,963)**	$ (17,825)

Actual asset investment allocations for the Company's main defined benefit pension plans in the United States and the United Kingdom, which account for approximately 89% of total plan assets, are as follows:

(dollars in thousands)	Pension Benefits 2008	Pension Benefits 2007
U.S. plan:		
Equity securities	**—**	2%
Fixed income debt securities, cash and other	**100%**	98%
U.K. plan:		
Equity securities	**44%**	49%
Fixed income debt securities, cash and other	**56%**	51%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2008 and 2007, the investment strategy has been designed to approximate the performance of market indexes. The asset allocations for the U.S. plan at December 31, 2008 and 2007 were heavily weighted towards fixed income debt securities, cash and other short-term investments due to the plan termination announced during 2007 as discussed above. The Company has modified its targeted allocation for the U.K. Plan for 2009 and beyond to be approximately 54% in equities, 40% in fixed income debt securities and 6% in real estate and other.

During 2008, the Company made contributions totaling $12,225,000 to the assets of its various defined benefit pension plans. Contributions to plan assets for 2009 are currently expected to approximate $40,000,000, assuming no change in the current discount rate or expected investment earnings.

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits	
	2008	**2007**	**2008**	**2007**
Assumptions related to net benefit costs:				
Domestic plans:				
Discount rate	**5.0 - 6.25%**	5.0 - 5.75%	**6.25%**	5.5%
Expected return on plan assets	**5.25%**	5.25 - 8.25%	**—**	—
Rate of compensation increase	**—**	4.5%	**—**	—
Health care cost trend rate	**—**	—	**7.5%**	9.0%
Measurement date	**1/1/2008**	1/1/2007	**10/1/2007**	10/1/2006
International plans:				
Discount rate	**5.25 - 5.75%**	4.5 - 5.0%	**—**	—
Expected return on plan assets	**4.5 - 6.75%**	4.5 - 6.75%	**—**	—
Rate of compensation increase	**2.75 - 4.5%**	2.75 - 4.0%	**—**	—
Measurement date	**1/1/2008**	1/1/2007	**—**	—
Assumptions related to end-of-period benefit obligations:				
Domestic plans:				
Discount rate	**5.08 - 6.52%**	5.0 - 6.25%	**6.52%**	6.25%
Rate of compensation increase	**—**	4.5%	**—**	—
Health care cost trend rate	**—**	—	**7.5%**	8.0%
Measurement date	**12/31/2008**	12/31/2007	**12/31/2008**	10/1/2007
International plans:				
Discount rate	**5.75 - 6.25%**	5.25 - 5.75%	**—**	—
Rate of compensation increase	**3.0 - 4.5%**	2.75 - 4.5%	**—**	—
Measurement date	**12/31/2008**	12/31/2007	**—**	—

The Company's discount rate assumptions for its U.S. postretirement benefits plan and its U.K. defined benefit pension plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for foreign plans reflect local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 7.5% to 5.0% by 2019 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost components in 2008	$ 18	$ (16)
Effect on postretirement benefit obligation as of December 31, 2008	$ 270	$ (245)

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	**2008**	**2007**	**2008**	**2007**
Fair value of applicable plan assets	**$ 179,761**	$ 266,070	**$ 7,005**	$ 6,692
Projected benefit obligation of applicable plans	**$ (211,300)**	$(295,596)	**$ –**	$ –
Accumulated benefit obligation of applicable plans	**$ –**	$ –	**$ (13,712)**	$ (17,062)

Future expected benefit payments are as follows:

	Pension Benefits			Postretirement Benefits
(dollars in thousands)	U.S. Unfunded Plans	U.S. Funded Plans	Foreign Funded Plans	U.S. Unfunded Plans
Year ended December 31:				
2009	$ 211	$ 10,040	$ 4,759	$ 1,169
2010	$ 158	$ –	$ 5,200	$ 967
2011	$ 162	$ –	$ 5,508	$ 932
2012	$ 153	$ –	$ 6,414	$ 880
2013	$ 142	$ –	$ 6,575	$ 847
2014 - 2018	$ 797	$ –	$ 44,942	$ 3,671

The Company's United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. In connection with the termination of the Retirement Plan, as described above, the Company modified the Retirement Savings Plan, effective January 1, 2008, to provide enhanced benefits to eligible employees. Beginning January 1, 2008, the Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay (prior to January 1, 2008, the Company made cash contributions for hourly employees who were not covered under collective bargaining agreements and contributed 2% of pay for new employees hired after May 1, 2003, dependent on the Company meeting certain specified financial objectives). Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service. In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee. Prior to January 1, 2008, the Company matched up to 100% of the first 3% of pay contributed by each eligible employee and up to 50% of the next 3% of eligible employee contributions. Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company's expense under this plan for the years ended December 31, 2008, 2007 and 2006 amounted to $19,584,000, $13,228,000 and $10,524,000, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2008, 2007 and 2006 amounted to $33,846,000, $17,437,000 and $19,045,000, respectively.

Note 8: Stock-Based Compensation Plans

The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. The other three plans, which continue to have options outstanding at December 31, 2008, are the Company's Long-Term Incentive Plan, as Amended and Restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors. Options granted under the Company's four equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized under the provisions of SFAS 123(R) was as follows:

(dollars in thousands)	Year Ended December 31, 2008	2007	2006
Outstanding restricted and deferred stock unit grants	**$ 20,084**	$ 15,610	$ 9,974
Unvested outstanding stock option grants	**15,543**	15,773	15,594
Total stock-based compensation expense	**$ 35,627**	$ 31,383	$ 25,568

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2008, 2007 and 2006 totaled approximately $13,182,000, $12,004,000 and $9,780,000, respectively.

Stock option awards

Options with terms of seven years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment. Grants made in previous years to officers and other key employees under the Long-Term and Broadbased Incentive Plans provide similar terms, except that the options terminate after ten years rather than seven.

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2008 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in thousands)
Outstanding at January 1, 2008	7,659,178	$25.15		
Granted	1,509,000	22.25		
Exercised	(1,708,105)	16.73		
Forfeited	(62,497)	29.94		
Expired	(28,800)	11.84		
Outstanding at December 31, 2008	7,368,776	$26.52	5.10	$12,054
Vested at December 31, 2008 or expected to vest in the future	7,336,195	$26.51	5.09	$12,053
Exercisable at December 31, 2008	3,853,478	$22.96	4.23	$11,094

	At December 31, 2008
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$15,495
Weighted-average remaining expense recognition period (in years)	1.93

The fair values per share of option grants for the years ended December 31, 2008, 2007 and 2006 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31, 2008	2007	2006
Expected life (in years)	**3.3**	2.6	2.4
Risk-free interest rate	**1.7%**	3.4%	4.6%
Volatility	**36.8%**	31.2%	30.2%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,		
	2008	2007	2006
Grant-date fair value per option	**$ 6.31**	$ 10.32	$ 6.08
Intrinsic value of options exercised (dollars in thousands)	**$ 59,921**	$ 95,203	$ 71,178
Average intrinsic value per share of options exercised	**$ 35.08**	$ 23.69	$ 12.27

Restricted and deferred stock unit awards

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2008 and 2007, grants of restricted stock units were made to officers and key employees. Approximately 72,634 and 235,433 of the restricted stock unit grants during 2008 and 2007, respectively, contained performance-based conditions which were fully satisfied based on the Company's full-year 2008 and 2007 financial performance against certain targets. The restricted stock units granted to officers and other key employees during 2008 and 2007 generally provided for three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment. The restricted stock units granted to officers during 2006 generally provided for 12.5% vesting on each of the first and second anniversaries of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment. Restricted stock units granted to other key employees during 2006 generally provided for 25% vesting on the second anniversary of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment, whereas restricted stock units granted prior to January 1, 2006 generally provided for 25% vesting on each of the first and second anniversaries of the grant date and a final vesting of 50% on the third anniversary of the grant date, based on continued employment.

Under an update to the Compensation Program for Non-Employee Directors approved by the Board of Directors in May 2008, non-employee directors are entitled to receive an annual number of deferred stock units that is equal to a value of $250,000 determined on the day following the Company's annual meeting of stockholders or, if a director's election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit award activity under the Company's stock compensation plans as of and for the year ended December 31, 2008 is presented below:

Restricted Stock Units	Units	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	1,611,572	$23.21
Granted	639,799	36.40
Exercised	(405,560)	16.03
Forfeited	(45,942)	29.66
Nonvested at December 31, 2008	1,799,869	$30.16

	At December 31, 2008
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$20,244
Weighted-average remaining expense recognition period (in years)	1.20

The intrinsic value of restricted stock units vesting during the years ended December 31, 2008, 2007 and 2006 was $19,278,000, $5,277,000 and $3,451,000, respectively.

During the years ended December 31, 2008, 2007 and 2006, respectively, a total of 639,799, 708,042 and 787,054 restricted stock units (post-split) at a weighted-average grant date fair value of $36.40, $29.04 and $20.82 per share (post-split) were granted. The fair value of restricted stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2008, 1,102,091 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 9: Debt

The Company's debt obligations were as follows:

(dollars in thousands)	December 31, 2008	2007
Short-term borrowings under revolving credit facility	**$ 14,482**	$ —
Senior notes, net of $2,028 of unamortized original issue discount at December 31, 2008	**747,972**	—
Convertible debentures	**631,109**	738,000
Other debt	**10,941**	3,671
Obligations under capital leases	**13,945**	12,223
	1,418,449	753,894
Current maturities	**(162,064)**	(8,766)
Long-term portion	**$1,256,385**	$ 745,128

On June 26, 2008, the Company issued $450,000,000 in aggregate principal amount of 6.375% Senior Notes due July 15, 2018 (the "2018 Notes") and $300,000,000 in aggregate principal amount of 7.0% Senior Notes due July 15, 2038 (the "2038 Notes" and, together with the 2018 Notes, the "Notes"). The Company will pay interest on the Notes on January 15 and July 15 of each year, beginning on January 15, 2009. The Company may redeem some of the Notes from time to time or all of the Notes at any time at redemption prices that include accrued and unpaid interest and a make-whole premium as defined in the respective supplemental indentures (the Supplemental Indentures). In the event of the occurrence of a Change of Control Repurchase Event, as defined in the Supplemental Indentures, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. The Notes are senior unsecured obligations of the Company and rank equally with all of the Company's other existing unsecured and unsubordinated debt.

On April 14, 2008, the Company entered into a new multicurrency revolving credit facility providing for borrowings up to $585,000,000. The new facility, which replaced the existing $350,000,000 multicurrency revolving credit facility, expires on April 14, 2013. The facility allows the Company to borrow funds at the London Interbank Offered Rate (LIBOR) plus 40 basis points (including a facility fee), which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional 10-basis-point fee is incurred. The Company, at its option, may also borrow at other specified rates as defined in the credit facility. Additionally, the Company is required to maintain a total debt-to-capitalization ratio of no more than 60% during the term of the agreement. As of December 31, 2008, the Company had Pound Sterling borrowings outstanding totaling £10,000,000, under its $585,000,000 multicurrency revolving credit facility at an interest rate of 4.20% with a maturity date of January 20, 2009.

On April 16, 2007, the Company redeemed all $200,000,000 of its outstanding 2.65% Senior Notes (the Senior Notes) using available cash on hand.

On May 23, 2006, the Company issued $500,000,000 of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006. The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at a conversion rate of 28.2656 shares of common stock per $1,000 principal amount, or $35.38 per share (post-split basis), only under the following circumstances:

- during any quarter after June 30, 2006, if the closing price of the Company's common stock exceeds 130% of the then-current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company's common stock and the current conversion rate;
- upon the occurrence of specified corporate events; or
- upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company's common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement. Immediately following the offering, the Company used approximately $190,220,000 of the proceeds to purchase 8,333,830 shares of the Company's common stock at an average cost of $22.83 per share (post-split basis). Remaining proceeds from the offering are available for acquisitions, further share repurchases and general corporate uses.

During 2004, the Company issued an aggregate amount of $238,000,000 of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15. The Company has the right to redeem the 1.5% Convertible Debentures anytime after May 15, 2009 at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company's common stock at a rate of 57.9428 shares per debenture, or $17.26 per share (post-split basis). The holders can convert the debentures into the Company's common stock only under the following circumstances:

- during any quarter in which the sales price of the Company's common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during any five consecutive trading day period immediately following any five consecutive trading day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;
- upon fundamental changes in the ownership of the Company's common stock, which would include a change of control as defined in the debenture agreement.

The Company has elected to use the "cash pay" provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption. Under this provision, the Company will satisfy in cash its conversion obligation for 100% of the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company's common stock.

During 2008, the Company notified the holders of its 1.5% and 2.5% Convertible Debentures of their rights under the terms of the debentures to request conversion of those debentures. As a result of conversions by the holders, $106,891,000 principal value of the 1.5% Convertible Debentures were repaid by the Company in cash during 2008 along with the issuance of 3,975,147 new shares of the Company's common stock to satisfy the excess of the conversion value of the debentures over the principal balance. The Company has included the remainder of its 1.5% Convertible Debentures, totaling $131,109,000, in the current portion of long-term debt in the Consolidated Condensed Balance Sheet at December 31, 2008 as holders of those debentures have the right to require the Company to repurchase them on May 15, 2009.

See Note 1 of the Notes to Consolidated Financial Statements for further information on the impact on accounting for the 1.5% and 2.5% Convertible Debentures upon the adoption of FSP APB 14-1, effective January 1, 2009.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 15.8% at December 31, 2008 (12.8% at December 31, 2007). Future maturities of the Company's debt (excluding capital leases) are approximately $156,517,000 in 2009, $15,000 in 2010, $500,000,000 in 2011, and $747,972,000 thereafter. Maturities in 2009 and 2011 are mainly related to the 1.5% Convertible Debentures and the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009 and June 15, 2011, respectively. Maturities thereafter are related to the 6.375% and 7.0% Senior Notes issued during 2008.

Interest paid during the years ended December 31, 2008, 2007 and 2006 approximated $47,448,000, $17,279,000 and $19,515,000, respectively.

Note 10: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2008, 2007 and 2006 were $49,582,000, $42,709,000 and $32,148,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2009	$ 5,722	$ 22,776
2010	3,807	23,976
2011	2,636	17,791
2012	1,140	14,501
2013	1,017	18,359
Thereafter	—	39,008
Future minimum lease payments	14,322	136,411
Less: amount representing interest	(377)	—
Lease obligations at December 31, 2008	$ 13,945	$ 136,411

Note 11: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2008**	**2007**	**2006**
Income before income taxes:			
U.S. operations	**$ 354,873**	$ 307,895	$ 202,444
Foreign operations	**517,185**	400,580	286,157
Income before income taxes	**$ 872,058**	$ 708,475	$ 488,601

The provisions for income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2008**	**2007**	**2006**
Current:			
U.S. federal	**$ 142,306**	$ 64,497	$ 28,738
U.S. state and local	**708**	4,143	3,370
Foreign	**139,298**	99,725	85,036
	282,312	168,365	117,144
Deferred:			
U.S. federal	**(17,997)**	27,764	45,157
U.S. state and local	**3,406**	(3,120)	6,791
Foreign	**10,611**	14,606	1,693
	(3,980)	39,250	53,641
Income tax provision	**$ 278,332**	$ 207,615	$ 170,785

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2008**	**2007**	**2006**
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**0.79**	0.95	1.53
Tax exempt income	**—**	—	(0.50)
Foreign statutory rate differential	**(4.86)**	(3.47)	(3.72)
Change in valuation allowance on deferred tax assets	**0.71**	(1.52)	(0.39)
Nondeductible expenses	**0.59**	1.28	1.55
Foreign income currently taxable in U.S.	**0.58**	0.59	1.33
Change in utilization of certain foreign tax credits	**—**	(2.26)	—
All other	**(0.89)**	(1.26)	0.15
Total	**31.92%**	29.31%	34.95%
Total income taxes paid	**$ 159,680**	$ 199,283	$ 64,111

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	**2008**	**2007**
Deferred tax liabilities:		
Plant and equipment	**$ (43,818)**	$ (19,121)
Inventory	**(38,769)**	(52,217)
Pensions	**-**	(2,673)
Other	**(13,477)**	(31,487)
Total deferred tax liabilities	**(96,064)**	(105,498)
Deferred tax assets:		
Postretirement benefits other than pensions	**12,472**	13,143
Reserves and accruals	**54,519**	53,582
Net operating losses and related deferred tax assets	**23,237**	26,321
Pensions	**7,998**	–
Other	**24,218**	6,929
Total deferred tax assets	**122,444**	99,975
Valuation allowance	**(28,748)**	(33,907)
Net deferred tax assets (liabilities)	**$ (2,368)**	$ (39,430)

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase of $13,888,000 in the liability for unrecognized tax benefits along with (i) a corresponding decrease of $4,996,000 in the January 1, 2007 balance of retained earnings, (ii) a decrease of $2,000,000 in capital in excess of par relating to amounts previously recognized in connection with the tax benefit of employee stock benefit plan transactions and (iii) an increase in deferred tax assets of $6,892,000. This adjustment resulted in a total amount of unrecognized tax benefits at January 1, 2007 of $42,789,000.

Changes in the Company's unrecognized tax benefits were as follows:

(dollars in thousands)	Year Ended December 31, 2008	2007
Balance at beginning of year	**$ 47,344**	$ 42,789
Increases due to tax positions taken prior to the fiscal year	**240**	2,850
Increases due to tax positions taken during the fiscal year	**3,805**	7,943
Decreases relating to settlements with tax authorities	**(3,170)**	(2,412)
Decreases resulting from the lapse of applicable statutes of limitation	**(1,552)**	(5,727)
Net (decrease) increase due to translation and interest	**(56)**	1,901
Balance at end of year	**$ 46,611**	$ 47,344

The Company is not currently aware of any adjustments that may occur that would materially increase or decrease the amount of its unrecognized tax benefits during the next twelve-month period or any material amounts included as unrecognized tax benefits at December 31, 2008 that, if recognized, would not impact the Company's effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2008, 2007 or 2006. Also, there were no material accruals for unpaid interest or penalties at December 31, 2008 or 2007.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years' tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2005	2001	2006	2004	2003	2002	2004

Primarily due to changes in estimates concerning the realizability of certain deferred tax assets, valuation allowances increased in 2008 by $7,103,000, decreased in 2007 by $6,897,000 and increased in 2006 by $2,902,000, with a corresponding offset in the Company's income tax expense. In addition, valuation allowances were established in 2007 in the amount of $7,400,000, to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of international acquisitions. Similar valuation allowances established in prior years were reduced in 2008 and 2007 by $7,650,000 and $591,000, respectively, with a corresponding offset to goodwill. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance decreased in 2008 by $4,612,000 and increased in 2007 and 2006 by $3,830,000 and $1,728,000, respectively, due to translation.

At December 31, 2008, the Company had a net operating loss carryforward in Brazil of approximately $31,000,000 which has no expiration period, and U.S. state net operating loss carryforwards with various expiration periods. The Company had a valuation allowance of $28,748,000 as of December 31, 2008 against these net operating loss carryforwards and other deferred tax assets. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $22,548,000, $32,239,000 and $23,284,000 in 2008, 2007 and 2006, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $1,437,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.

The Company operates in jurisdictions in which it has been granted tax holidays. Currently the benefit of these holidays is not material.

Note 12: Stockholders' Equity

Common Stock

On December 7, 2007, stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 400,000,000. Additionally, effective December 28, 2007, the Company implemented a 2-for-1 stock split in the form of a stock dividend at that date.

In February 2006, the Company's Board of Directors changed the number of shares of the Company's common stock authorized for repurchase from the 5,000,000 shares authorized in August 2004 to 10,000,000 shares in order to reflect the 2-for-1 stock split effective December 15, 2005. This authorization was subsequently increased to 20,000,000 in connection with the 2-for-1 stock split effective December 28, 2007 and eventually to 30,000,000 by a resolution adopted by the Board of Directors on February 21, 2008. Additionally, on May 22, 2006, the Company's Board of Directors approved repurchasing shares of the Company's common stock with the proceeds remaining from the Company's 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200,000,000 principal amount of the Company's outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 30,000,000 shares described above.

Purchases pursuant to the 30,000,000-share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company's own account or through commercial banks or financial institutions and by the use of derivatives such as a sale or put on the Company's common stock or by forward or economically equivalent transactions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	**Treasury Stock**	**Shares Outstanding**
Balance - December 31, 2005	115,629,117	—	115,629,117
Purchase of treasury stock	—	(6,241,315)	(6,241,315)
Stock issued upon conversion of 1.75% convertible debentures	—	15,773	15,773
Stock issued under stock option and other employee benefit plans	541,746	2,344,306	2,886,052
Balance - December 31, 2006	116,170,863	(3,881,236)	112,289,627
Purchase of treasury stock before stock split	—	(5,284,256)	(5,284,256)
Stock issued under stock option and other employee benefit plans before stock split	—	2,074,029	2,074,029
Effect of stock split on shares outstanding	116,170,863	(7,091,464)	109,079,399
Purchase of treasury stock after stock split	—	(150,000)	(150,000)
Balance - December 31, 2007	232,341,726	(14,332,927)	218,008,799
Purchase of treasury stock	**—**	**(6,968,363)**	**(6,968,363)**
Stock issued under stock option and other employee benefit plans	**—**	**1,877,170**	**1,877,170**
Stock issued upon conversion of 1.5% Convertible Debentures	**3,975,147**	**—**	**3,975,147**
Balance - December 31, 2008	**236,316,873**	**(19,424,120)**	**216,892,753**

At December 31, 2008, 11,763,790 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock
The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. On October 1, 2007, the Board of Directors of the Company approved an amendment to the Amended and Restated Certificate of Incorporation to create a Series B Junior Participating Preferred Stock at a par value of $0.01 per share. Under the amendment, the Company is authorized to issue up to 3,000,000 of the 10,000,000 authorized shares as Series B Junior Participating Preferred Stock, none of which were issued or outstanding at December 31, 2008. Additionally, on December 17, 2007, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to eliminate all references in the Amended and Restated Certificate of Incorporation to the previously authorized Series A Junior Participating Preferred Stock. As a result, all authorized shares of the Series A Junior Participating Preferred Stock have now been cancelled.

Stockholder Rights Plan
The Company's Board of Directors adopted a Rights Agreement, dated as of October 1, 2007 (the Rights Agreement), between the Company and its Rights Agent to replace the existing Rights Agreement which was set to expire on October 31, 2007. Subject to entering into the Rights Agreement, the Board of Directors declared, on October 1, 2007, a dividend distribution of one preferred share purchase right (a Right) for each outstanding share of Common Stock, payable on October 31, 2007 to stockholders of record on that date. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock at an exercise price of $400 per one one-hundredth of a share of Preferred Stock, subject to adjustment.

The Rights are not exercisable until the occurrence of certain events specified in the Rights Agreement involving the actual or planned acquisition or beneficial ownership by a person or group of affiliated persons of 20% or more of the outstanding common stock of the Company at that time. Upon exercise, each holder, other than those involved in acquiring or owning 20% or more of the outstanding common stock of the Company, will have the right to receive common stock or other assets having a value equal to two times the exercise price of the Right. The Company may redeem the Rights at a price of $0.01 per Right at any time until the tenth business day following a potential acquisition of the Company as described above or expiration of the Rights. The Rights, if not exercised or redeemed earlier by the Company, will expire on October 31, 2017.

Retained Earnings
Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $3,039,535,000 at December 31, 2008.

Note 13: Accumulated Other Elements of Comprehensive Income
Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	2008	2007
Accumulated foreign currency translation gain (loss)	**$ (5,073)**	$ 164,305
Prior service credits, net, related to the Company's pension and postretirement benefit plans	**3,636**	1,381
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	**(42,724)**	(69,809)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other[1]	**(40,057)**	5,127
	$(84,218)	$ 101,004

[1] Approximately $10,600,000 (after tax) of accumulated other elements of comprehensive income is expected to be recognized in earnings during 2009.

Note 14: Business Segments

The Company's operations are organized into three separate business segments - DPS, V&M and CS.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world's leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products include surface and subsea production systems, blowout preventers, drilling and production control systems, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and also supplies measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

CS provides reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2008, 2007 and 2006, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $68,665,000, $59,585,000 and $44,576,000, respectively. DPS accounted for 69%, 68% and 81% of each respective year's total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2008				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Revenues	**$3,736,706**	**$1,473,245**	**$ 638,926**	**$ —**	**$5,848,877**
Depreciation and amortization	**$ 70,498**	**$ 32,192**	**$ 15,253**	**$ 14,136**	**$ 132,079**
Interest income	**$ —**	**$ —**	**$ —**	**$ (27,350)**	**$ (27,350)**
Interest expense	**$ —**	**$ —**	**$ —**	**$ 49,667**	**$ 49,667**
Income (loss) before income taxes	**$ 639,919**	**$ 301,405**	**$ 102,014**	**$ (171,280)**	**$ 872,058**
Capital expenditures	**$ 163,649**	**$ 62,982**	**$ 24,614**	**$ 21,003**	**$ 272,248**
Total assets	**$3,069,816**	**$1,199,353**	**$ 423,379**	**$1,209,823**	**$5,902,371**

	Year Ended December 31, 2007				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Revenues	$2,887,079	$1,273,680	$ 505,609	$ —	$4,666,368
Depreciation and amortization	$ 55,882	$ 30,039	$ 13,668	$ 10,185	$ 109,774
Interest income	$ —	$ —	$ —	$ (30,745)	$ (30,745)
Interest expense	$ —	$ —	$ —	$ 23,313	$ 23,313
Income (loss) before income taxes	$ 498,751	$ 268,033	$ 76,483	$ (134,792)	$ 708,475
Capital expenditures	$ 147,304	$ 59,736	$ 22,783	$ 15,766	$ 245,589
Total assets	$2,784,305	$1,174,630	$ 363,656	$ 408,228	$4,730,819

	Year Ended December 31, 2006				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Revenues	$2,113,073	$1,177,879	$ 451,955	$ —	$3,742,907
Depreciation and amortization	$ 52,762	$ 30,694	$ 12,957	$ 4,937	$ 101,350
Interest income	$ —	$ —	$ —	$ (26,939)	$ (26,939)
Interest expense	$ —	$ —	$ —	$ 20,677	$ 20,677
Income (loss) before income taxes	$ 364,653	$ 167,541	$ 45,674	$ (89,267)	$ 488,601
Capital expenditures	$ 115,052	$ 33,331	$ 20,453	$ 15,994	$ 184,830
Total assets	$2,101,823	$1,037,528	$ 285,278	$ 926,121	$4,350,750

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company's Corporate office, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company's centralized Treasury function, the charge for the termination of the U.S. defined benefit pension plans and all of the Company's stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,		
(dollars in thousands)	2008	2007	2006
Revenues:			
United States	**$ 2,885,127**	$ 2,359,256	$ 1,900,781
United Kingdom	**765,779**	664,026	498,497
Other foreign countries	**2,197,971**	1,643,086	1,343,629
Total revenues	**$ 5,848,877**	$ 4,666,368	$ 3,742,907

(dollars in thousands)	Year Ended December 31, 2008	2007	2006
Long-lived assets:			
United States	**$ 1,034,959**	$ 849,580	$ 719,377
United Kingdom	**182,474**	210,972	156,333
Other foreign countries	**541,274**	496,259	450,826
Total long-lived assets	**$ 1,758,707**	$ 1,556,811	$ 1,326,536

Note 15: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

(amounts in thousands, except per share data)	Year Ended December 31, 2008	2007	2006
Net income	**$ 593,726**	$ 500,860	$ 317,816
Add back interest on convertible debentures, net of tax	**—**	—	11
Net income (assuming conversion of convertible debentures)	**$ 593,726**	$ 500,860	$ 317,827
Average shares outstanding (basic)	**217,524**	219,355	226,566
Common stock equivalents	**2,529**	3,439	3,610
Incremental shares from assumed conversion of convertible debentures	**8,594**	8,593	3,808
Shares utilized in diluted earnings per share calculation	**228,647**	231,387	233,984
Earnings per share:			
Basic	**$2.73**	$2.28	$1.40
Diluted	**$2.60**	$2.16	$1.36

Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company's 1.75% Convertible Debentures for the period they were outstanding during the year ended December 31, 2006. The Company's 1.5% and 2.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the years ended December 31, 2008 and 2007, since the average market price of the Company's common stock exceeded the conversion price of the debentures during all or a portion of both periods. The Company's 1.5% Convertible Debentures have also been included in the calculation of diluted earnings per share for the year ended December 31, 2006 for the same reasons mentioned above. The Company's 2.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2006, as the conversion price of the debentures was in excess of the average market price of the Company's common stock during the year. See Note 9 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.

Note 16: Summary of Noncash Operating, Investing and Financing Activities

The effect on net assets of noncash operating, investing and financing activities was as follows:

(dollars in thousands)	Year Ended December 31, 2008	2007
Change in net assets due to implementation of FIN 48	**$ —**	$ (6,996)
Change in net assets due to accrual for purchases of treasury stock	**$ —**	$ (19,510)
Tax benefit of employee stock compensation plan transactions	**$ 22,548**	$ 32,239
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	**$ (47,245)**	$ 5,011
Actuarial loss and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	**$ 7,911**	$ 2,504
Change in net assets due to a change in the measurement date of the Company's postretirement benefit plans	**$ (98)**	$ —

Note 17: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2008, the Company was contingently liable with respect to $730,100,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling $13,515,000 which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for $6,719,000 of insurance bonds at December 31, 2008 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company's other off-balance sheet risks were not material at December 31, 2008.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2008. The Company typically does not require collateral for its customer trade receivables.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables, trade payables, derivative instruments and floating-rate debt instruments are considered to be representative of their respective fair values. Certain cash equivalents have also been valued based on quoted market prices which are considered to be Level 1 market inputs as defined in SFAS 157. At December 31, 2008, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1,303,470,000 as compared to $1,381,109,000 face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2008. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling or valve contracts involving the Company's United States operations and its wholly-owned subsidiaries in Brazil, Ireland, Italy, Romania, Singapore and the United Kingdom. The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments. These quoted exchange rates are considered to be Level 2 observable market inputs as defined in SFAS 157. Information relating to the contracts and the estimated fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2008 and 2007 follows:

(amounts in thousands except exchange rates)	December 31, 2008				December 31,
	Year of Contract Expiration				
	2009	2010	2011	Total	2007
Buy BRL/Sell EUR:					
Notional amount to sell (in EUR)	20,575	2,561	—	23,136	2,555
Average BRL to EUR contract rate	2.5788	2.6702	—	2.5889	2.5918
Average BRL to EUR at December 31, 2008	3.4454	3.5258	—	3.4544	2.6355
Fair value at December 31, 2008 in U.S. dollars				$ (8,058)	$ 63
Buy BRL/Sell USD:					
Notional amount to sell (in USD)	10,351	—	—	10,351	27,017
Average BRL to USD contract rate	1.6965	—	—	1.6965	1.8610
Average BRL to USD at December 31, 2008	2.3775	—	—	2.3775	1.8377
Fair value at December 31, 2008 in U.S. dollars				$ (2,965)	$ 235
Buy EUR/Sell GBP:					
Notional amount to buy (in EUR)	40,686	8,055	715	49,456	911
Average EUR to GBP contract rate	1.2536	1.2417	1.2316	1.2513	1.3690
Average EUR to GBP at December 31, 2008	1.0399	1.0433	1.0435	1.0405	1.3555
Fair value at December 31, 2008 in U.S. dollars				$ 11,596	$ 13
Buy EUR/Sell USD:					
Notional amount to buy (in EUR)	15,746	—	—	15,746	57,392
Average EUR to USD contract rate	1.4754	—	—	1.4754	1.3882
Average EUR to USD at December 31, 2008	1.3963	—	—	1.3963	1.4585
Fair value at December 31, 2008 in U.S. dollars				$ (1,246)	$ 4,502
Buy GBP/Sell USD:					
Notional amount to buy (in GBP)	1,910	1,642	1,368	4,920	—
Average USD to GBP contract rate	1.6738	1.6849	1.6735	1.6774	—
Average USD to GBP at December 31, 2008	1.4503	1.4475	1.4408	1.4467	—
Fair value at December 31, 2008 in U.S. dollars				$ (1,135)	$ —
Sell BRL/Buy USD:					
Notional amount to buy (in USD)	10,000	—	—	10,000	12,763
Average BRL to USD contract rate	1.9409	—	—	1.9409	1.9130
Average BRL to USD at December 31, 2008	2.4403	—	—	2.4403	1.9081
Fair value at December 31, 2008 in U.S. dollars				$ 2,046	$ 79
Sell USD/Buy EUR:					
Notional amount to sell (in USD)	98,164	19,616	—	117,780	36,468
Average USD to EUR contract rate	1.5034	1.5248	—	1.5069	1.3918
Average USD to EUR at December 31, 2008	1.3938	1.3886	—	1.3929	1.4598
Fair value at December 31, 2008 in U.S. dollars				$ (8,893)	$ 1,847
Sell USD/Buy GBP:					
Notional amount to sell (in USD)	115,962	37,821	2,346	156,129	13,587
Average USD to GBP contract rate	1.9238	1.8932	1.8721	1.9155	1.8029
Average USD to GBP at December 31, 2008	1.4504	1.4484	1.4428	1.4498	1.9658
Fair value at December 31, 2008 in U.S. dollars				$(37,917)	$ 1,238
Other Currencies:					
Fair value at December 31, 2008 in U.S. dollars				$ 744	$ 47

Note 18: Contingencies

The Company is subject to a number of contingencies, including environmental matters, litigation and tax contingencies.

Environmental Matters

The Company's worldwide operations are subject to regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2008, the Company's consolidated balance sheet included a noncurrent liability of approximately $6,847,000 for environmental matters.

Legal Matters

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners.

The Company has entered into a number of individual settlements and has settled a class action lawsuit. Twenty-one of the individual settlements were made in the form of agreements with homeowners that obligated the Company to reimburse them for any estimated decline in the value of their homes at time of sale due to potential buyers' concerns over contamination or, in the case of some agreements, to purchase the property after an agreed marketing period. Three of these agreements have had no claims made under them yet. The Company has also settled ten other property claims by homeowners who have sold their properties. In addition, the Company has settled Valice v. Cameron Iron Works, Inc. (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), which was filed and settled as a class action. Pursuant to the settlement, the homeowners who remained part of the class are entitled to receive a cash payment of approximately 3% of the 2006 appraised value of their property or reimbursement of any diminution in value of their property due to contamination concerns at the time of any sale. To date, 71 homeowners have elected the cash payment.

Of the 258 properties included in the Valice class, there were 21 homeowners who opted out of the class settlement. There are three suits currently pending regarding this matter filed by non-settling homeowners. Moldovan v. Cameron Iron Works, Inc. (165th Jud. Dist. Ct., Harris County, filed October 23, 2006), was filed by six such homeowners. The other suits were filed by individual homeowners, Tuma v. Cameron Iron Works, Inc. (334th Judicial District Court of Harris County, Texas, filed on November 27, 2006), and Rudelson v. Cooper Industries, Inc. (189th Judicial District Court of Harris County, Texas, filed on November 29, 2006). The remaining homeowners who opted out of the class action settlement have retained counsel but have not filed suit. The complaints filed in these actions, and the claims asserted by the remaining homeowners, make the claim that the contaminated underground water has reduced property values and seek recovery of alleged actual and exemplary damages for the loss of property value.

While one suit related to this matter involving health risks has been filed, the Company is of the opinion that there is no health risk to area residents and that the suit is without merit.

The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements, the class action settlement or other actions that have been or may be filed, will not have a material adverse effect on its financial position or results of operations. The Company's consolidated balance sheet included a liability of $13,136,000 for these matters as of December 31, 2008.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2008, the Company's consolidated balance sheet included a liability of approximately $3,230,000 for such cases, including estimated legal costs. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Regulatory Contingencies

In January 2007, the Company underwent a Pre-Assessment Survey as part of a Focused Assessment Audit initiated by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The Pre-Assessment Survey resulted in a finding that the Company had deficiencies in its U.S. Customs compliance process and had underpaid customs duties. The Company has taken corrective action and will close out all matters regarding duties owed on prior shipments through March 2009, which will require the payment of an additional $1,700,000 for previously underpaid duties. The Company expects that assessment compliance testing will be completed and the Focused Assessment Audit will be concluded by the third quarter of 2009.

In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on their use of a freight forwarder and customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the freight forwarder may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA). The Company is conducting an internal investigation in response, as discussed below, and is providing the requested information to the DOJ.

The Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the freight forwarder to determine if any payment made to or by the freight forwarder and customs clearing broker on the Company's behalf constituted a violation of the FCPA. The investigation is also looking into activities of Company employees and agents with respect to immigration matters and importation permitting. To date, the special counsel has found that the Company utilized certain services in Nigeria offered by the customs broker that appear to be similar to services that have been under review by the DOJ. Special counsel is reviewing these and other services and activities to determine whether they were conducted in compliance with all applicable laws and regulations. Special counsel is also reviewing the extent, if any, of the Company's knowledge, and its involvement in the performance, of these services and activities and whether the Company fulfilled its obligations under the FCPA.

In addition, the U.S. Securities and Exchange Commission (SEC) is conducting an informal inquiry into the same matters currently under review by the DOJ. As part of this inquiry the SEC has requested that the Company provide to them the information and documents that have been requested by and are being provided to the DOJ. The Company is cooperating fully with the SEC, as it is doing with the DOJ, and is providing the requested materials. At this stage of the internal investigation, the Company cannot predict the ultimate outcome of either the internal investigation or the government inquiries. The Company has also undertaken an enhanced compliance training effort for its personnel, including foreign operations personnel dealing with customs clearance regulations and hired a Chief Compliance Officer in September 2008 to assume all legal compliance matters for the Company.

Tax Contingencies

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Note 19: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2008 (quarter ending)			
(dollars in thousands, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	**$1,339,254**	**$1,480,633**	**$1,504,733**	**$1,524,257**
Revenues less cost of sales (exclusive of depreciation and amortization)	**$ 373,895**	**$ 417,388**	**$ 453,907**	**$ 475,756**
Charge for pension plan termination	**$ —**	**$ —**	**$ —**	**$ 26,196**
Net income	**$ 126,342**	**$ 151,951**	**$ 166,301**	**$ 149,132**
Earnings per share:				
Basic	**$ 0.58**	**$ 0.70**	**$ 0.76**	**$ 0.68**
Diluted	**$ 0.55**	**$ 0.65**	**$ 0.73**	**$ 0.67**

	2007 (quarter ending)			
(dollars in thousands, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	$ 997,050	$1,139,042	$1,186,173	$1,344,103
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 303,134	$ 346,912	$ 376,014	$ 398,070
Charge for pension plan termination	$ —	$ —	$ —	$ 35,725
Net income	$ 101,004	$ 123,228	$ 150,723	$ 125,905
Earnings per share:				
Basic	$ 0.45	$ 0.56	$ 0.69	$ 0.58
Diluted	$ 0.44	$ 0.54	$ 0.65	$ 0.54

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2008. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2008**	2007	2006	2005	2004
Income Statement Data:					
Revenues	**$5,848,877**	$4,666,368	$3,742,907	$2,517,847	$2,092,845
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization shown separately below)	**4,127,931**	3,242,238	2,601,072	1,796,277	1,560,268
Selling and administrative expenses	**668,296**	577,588	528,568	381,267	300,124
Depreciation and amortization	**132,079**	109,774	101,350	78,398	82,841
Non-cash write-down of technology investment	**—**	—	—	—	3,814
Interest income	**(27,350)**	(30,745)	(26,939)	(13,060)	(4,874)
Interest expense	**49,667**	23,313	20,677	11,953	17,753
Charge for pension plan termination	**26,196**	35,725	—	—	—
Acquisition integration costs	**—**	—	29,578	—	—
Total costs and expenses	**4,976,819**	3,957,893	3,254,306	2,254,835	1,959,926
Income before income taxes and cumulative effect of accounting change	**872,058**	708,475	488,601	263,012	132,919
Income tax provision	**(278,332)**	(207,615)	(170,785)	(91,882)	(38,504)
Net income	**$ 593,726**	$ 500,860	$ 317,816	$ 171,130	$ 94,415
Basic earnings per share	**$ 2.73**	$ 2.28	$ 1.40	$ 0.77	$ 0.44
Diluted earnings per share	**$ 2.60**	$ 2.16	$ 1.36	$ 0.76	$ 0.44
Balance Sheet Data (at the end of period):					
Total assets	**$5,902,371**	$4,730,819	$4,350,750	$3,098,562	$2,356,430
Stockholders' equity	**$2,319,556**	$2,094,964	$1,741,439	$1,594,763	$1,228,247
Long-term debt	**$1,256,385**	$ 745,128	$ 745,408	$ 444,435	$ 458,355
Other long-term obligations	**$ 214,669**	$ 197,851	$ 235,691	$ 137,503	$ 141,568

Reconciliation of GAAP to Non-GAAP Financial Information

(dollars in thousands)	Year Ended December 31, 2008 DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes	**$639,919**	**$301,405**	**$102,014**	**$(171,280)** [1]	**$ 872,058**
Depreciation and amortization	**70,498**	**32,192**	**15,253**	**14,136**	**132,079**
Interest income	**—**	**—**	**—**	**(27,350)**	**(27,350)**
Interest expense	**—**	**—**	**—**	**49,667**	**49,667**
EBITDA	**$710,417**	**$333,597**	**$117,267**	**$(134,827)**	**$1,026,454**
EBITDA (as a percent of revenues)	**19.0%**	**22.6%**	**18.4%**	**N/A**	**17.5%**

[1] Includes a $26,196 charge for termination of the U.S. pension plans.

(dollars in thousands)	Year Ended December 31, 2007 DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes	$498,751	$268,033	$ 76,483	$(134,792) [2]	$ 708,475
Depreciation and amortization	55,882	30,039	13,668	10,185	109,774
Interest income	—	—	—	(30,745)	(30,745)
Interest expense	—	—	—	23,313	23,313
EBITDA	$554,633	$298,072	$ 90,151	$(132,039)	$ 810,817
EBITDA (as a percent of revenues)	19.2%	23.4%	17.8%	N/A	17.4%

[2] Includes a $35,725 charge for termination of the U.S. pension plans.

(dollars in thousands)	Year Ended December 31, 2006 DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes	$364,653 [3]	$167,541 [4]	$ 45,674 [5]	$ (89,267) [6]	$ 488,601
Depreciation and amortization	52,762	30,694	12,957	4,937	101,350
Interest income	—	—	—	(26,939)	(26,939)
Interest expense	—	—	—	20,677	20,677
EBITDA	$417,415	$198,235	$ 58,631	$ (90,592)	$ 583,689
EBITDA (as a percent of revenues)	19.8%	16.8%	13.0%	N/A	15.6%

[3] Includes acquisition costs of $260.
[4] Includes acquisition costs of $26,769.
[5] Includes acquisition costs of $2,549.
[6] Includes a $17,500 charge relating to settlement of a class action lawsuit.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA) is a non-GAAP financial measure. Accordingly, this schedule provides a reconciliation of EBITDA to income (loss) before income taxes, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA is useful to the Company's investors because EBITDA is viewed as an appropriate measure for evaluating the Company's performance and liquidity and reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA is a widely used benchmark in the investment community. The presentation of EBITDA, however, is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Stockholder Return Performance Graph

Five-Year Graph

The graph below shows the cumulative total stockholder return on the Company's Common Stock from December 31, 2003 to December 31, 2008 and compares it with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the weighted-average (based on stock market capitalization) cumulative total return of a Peer Group selected by the Company. The Peer Group includes Baker Hughes Incorporated, BJ Services Company, Halliburton Company, Schlumberger Limited, Smith International, Inc. and Weatherford International, Inc. Each case assumes an investment of $100 on December 31, 2003 and the reinvestment of any dividends, and the points on the graph represent the value of each of these investments at the end of each year shown.



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12-31-2003
12-31-2004
12-31-2005
12-31-2006
12-31-2007
12-31-2008
S&P 500
Peer Group
Cameron

Stockholder Information

Transfer Agent and Registrar

Computershare Trust Company, N.A.
General correspondence about your shares should be addressed to:
Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Website:www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:
Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Wednesday, May 13, 2009, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 25, 2009.

Certifications

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2008 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

Stockholders of Record

The approximate number of record holders of Cameron International Corporation common stock was 1,064 as of February 13, 2009.

Common Stock Prices

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2008 and 2007 was as follows:

	High	Low	Last
2008			
First Quarter	**$52.79**	**$37.00**	**$41.64**
Second Quarter	**57.47**	**40.80**	**55.35**
Third Quarter	**58.53**	**35.06**	**38.54**
Fourth Quarter	**38.54**	**16.15**	**20.50**
	High	**Low**	**Last**
2007			
First Quarter	$32.01	$24.30	$31.40
Second Quarter	37.21	31.29	35.74
Third Quarter	47.95	35.03	46.15
Fourth Quarter	53.83	42.76	48.13

The following documents are available on the Company's website at www.c-a-m.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.



Front: Jack B. Moore, Sheldon R. Erikson, David Ross III
Rear: Peter J. Fluor, C. Baker Cunningham, Bruce W. Wilkinson, Michael E. Patrick, Douglas L. Foshee, Nathan M. Avery

DIRECTORS

Sheldon R. Erikson
Chairman of the Board
Cameron
Houston, Texas

Nathan M. Avery
President, GHXX Corporation
Managing Member, GH Services LLC
Houston, Texas

C. Baker Cunningham
President and
Chief Executive Officer,
Belden CDT Inc. (retired)
St. Louis, Missouri

Douglas L. Foshee
Director, President and
Chief Executive Officer,
El Paso Corporation
Houston, Texas

Peter J. Fluor
Chairman and
Chief Executive Officer,
Texas Crude Energy, Inc.
Houston, Texas

Jack B. Moore
President and
Chief Executive Officer,
Cameron
Houston, Texas

Michael E. Patrick
Vice President and
Chief Investment Officer,
Meadows Foundation, Inc.
Dallas, Texas

David Ross III
Investor
Houston, Texas

Bruce W. Wilkinson
Chairman and
Chief Executive Officer,
McDermott International, Inc. (retired)
Houston, Texas

CAMERON

Jack B. Moore
President and
Chief Executive Officer

William C. Lemmer
Senior Vice President and
General Counsel

Charles M. Sledge
Senior Vice President and
Chief Financial Officer

R. Scott Amann
Vice President,
Investor Relations

John C. Bartos
Vice President,
Development and Technology

Christopher A. Krummel
Vice President, Controller and
Chief Accounting Officer

Joseph H. Mongrain
Vice President,
Human Resources

Stuart Taylor
Vice President, Tax

Stephen P. Tomlinson
Vice President,
Operations Support

DRILLING & PRODUCTION SYSTEMS

John D. Carne
President*

Harold E. Conway, Jr.
President,
Drilling Systems

Hal J. Goldie
President,
Subsea Systems

Gary M. Halverson
President,
Surface Systems

Leslie A. Hiller
President,
Petreco Process Systems

Britt O. Schmidt
President, Flow Control

Kevin Fleming
Vice President,
Human Resources

Richard A. Steans
Vice President, Finance

Edward E. Will
Vice President, Marketing

VALVES & MEASUREMENT

James E. Wright
President#

Mark T. Cordell
President, Distributed Valves

William B. Findlay
President, Engineered Valves

R. Scott Rowe
President, Process Valves and
Aftermarket

Jeffrey G. Altamari
Vice President, Finance

Peter S. Eichler
Vice President, Operations

Roslyn R. Larkey
Vice President,
Human Resources

Patrick C. Holley
Vice President and
General Manager, Measurement

David R. Mefford
Vice President, Engineering

Kevin M. Ernest
Vice President, Marketing

COMPRESSION SYSTEMS

Robert J. Rajeski
President#

Greg L. Boane
Vice President, Finance

Ronald J. Flecknoe
Vice President,
Aftermarket Sales

Mahesh K. Joshi
Vice President, Centrifugal
Compression Systems

Adam L. C. Nightingale
Vice President,
Human Resources

Michael N. O'Neil
Vice President, Engineering
and Product Development

Edward E. Roper
Vice President,
Marketing and New Unit Sales

Richard E. Stegall
Vice President, Reciprocating
Compression Systems

Wayne T. Wootton
Vice President, Supply Chain

*Also, Senior Vice President, Cameron
#Also, Vice President, Cameron


CAMERON
1333 West Loop South | Suite 1700 | Houston, Texas 77027 | 713.513.3300 | www.c-a-m.com